FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2004

Commission File Number 0-29546

America Mineral Fields Inc.
(Translation of registrant's name into English)

St. George's House, 15 Hanover Square, London, England W1S 1HS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

BRINGINGWORLDCLASSASSETSTOVALUE



annual report 2003

AMERICA
MINERAL
FIELDS INC.

America Mineral Fields is listed on the Toronto Stock Exchange (AMZ) and on the Alternative Investment Market (AIM) of the London Stock Exchange under the symbol AMF. The Company is bringing world-class assets to value in the Democratic Republic of Congo (DRC) and Angola, countries that have experienced recent dramatic economic, social and political improvements. America Mineral Fields' core asset is the Kolwezi cobalt and copper tailings project, which is highly advanced and on schedule for production in fiscal 2007. Kolwezi has the potential to become the World's largest and lowest cost producer of cobalt and a significant low cost source of copper.


KINSHASA
LUANDA
Camutue/Cuango Licences
ANGOLA
Kolwezi
Solwezi
Kipushi
Lumbumbashi
ZAMBIA
Cuango River Diamond Licences
Angola
Kolwezi Cobalt-Copper Tailings Project
Democratic Republic of Congo
Kipushi Zinc Mine
Democratic Republic of Congo

A YEAR OF PROGRESS



From Left: Ted Button, Tim Read, Bernie Pryor, and Patrick Walsh at the listing of AMF on the Alternative Investment Market - September 2003



DRC Minister of Mines, Eugène Diomi Ndongala Nzomambu, in London after the initialling of JV agreement with Gécamines and CMD - December 2003.

Highlights

- Renegotiated AMF's ownership of the Kolwezi project from 60% to 82.5%
- Raised Net US$ 20.1 million of new equity
- Listed on Alternative Investment Market of the London Stock Exchange
- Option agreement concluded with two leading International Financial Institutions to participate in Kolwezi
- New Mining Code brought into effect in the Democratic Republic of Congo
- New Transitional Government established in the DRC
- Completed Phase I of Environmental and Social Impact Study for Kolwezi
- Advanced negotiations undertaken on Angolan diamond licences

President's Message to Shareholders

I'm pleased to report that the past financial year has been the most productive for your Company since its inception as a public corporation in 1995. Very considerable progress was achieved in finalising commercial terms for AMF's projects and refinancing the parent company.

In order to obtain a true measure of the quantum of this progress, it is worth briefly reviewing the Company's condition as at 1st November 2002, i.e. the beginning of fiscal 2003.

- The Company had, four months earlier, successfully acquired Anglo American's 50% shareholding in Congo Mineral Developments ("CMD"). In turn CMD owned a potential 60% interest in the Kolwezi Tailings Project and La Générale des Carrières et des Mines ("Gécamines"), the DRC state mining company, owned the remaining 40%. Negotiations with Gécamines and the DRC Government lay ahead to conform this project to the country's new Mining Code, recently promulgated with World Bank support, with all the attendant possible pitfalls. There was concern at that time that without powerful partners, CMD (now AMF's 100% owned subsidiary) might be seen to lack adequate financial credibility in order to carry the project through to full fruition.
- In Angola, we had been granted, in conjunction with Endiama, the state-owned diamond company and Twins, an Angolan private sector company, access to two licences in the Cuango River Valley. Although the geographical co-ordinates of these licences and the share-ownership had been determined, a number of important elements of the shareholder agreement between the three parties remained unresolved.
- At the parent company level, AMF was fast running out of cash. An equity re-financing was required to provide working capital and to advance the projects to production decisions. The funds required could not be clearly determined ahead of the negotiations on both Kolwezi and the Cuango projects. Equity capital markets in the final quarter of calendar 2002 were extremely unwelcoming, particularly for the raising of risk capital in the junior mining sector.
- In November 2002, the political and economic environments, in which we had to operate, had improved materially but remained unstable. A fragile peace had been established in both the DRC and Angola but it was yet to be supported in either case by a durable political settlement. Neither country was yet considered a suitable candidate for investment in the mining sector by the global financial community. Metal prices, particularly for copper and cobalt, remained extremely depressed and few commentators were prepared to forecast an early and robust recovery.

How things have improved over the ensuing 14 months!

Kolwezi

For the Kolwezi Tailings Project, we successfully completed the Phase 1 of the Environmental and Social Impact Assessment in the first quarter of fiscal 2003. This phase comprised a scoping study, an environmental audit and a social scan. We will commission the second half of this programme, including a base-line study and the preparation of a full environmental and social management plan, when title transfer has occurred.

In February 2003, AMF concluded an option agreement with the International Finance Corporation (the private sector investment arm of the World Bank) and the Industrial Development Corporation of South Africa (the

Government-owned development capital institution). This agreement establishes the framework by which each of these institutions can acquire 10% of Kingamyambo Musonoi Tailings ("KMT"), the Congolese holding company which will own the Kolwezi Tailings Project. The participation of these institutions has provided several important benefits for your Company. Their active participation alongside AMF in the renegotiation of the project agreements with Gécamines and the DRC Government strengthened the level of project sponsorship and enhanced the credibility of the proposed development plan. Their involvement is likely to be equally constructive in the process of securing the project finance for Kolwezi. The two institutions could be important sources of limited recourse project loan finance for KMT.

The first half of calendar 2003 was largely taken up by the protracted negotiations with Gécamines and the DRC Government to conform the Kolwezi project to the new Mining Code. This new code provides a stable legal and fiscal framework for all mining projects, and therefore has been broadly welcomed by the industry. The fiscal regime embedded in the code is, however, tougher on KMT than the project-specific agreement that preceded it. Consequently, a renegotiation of the respective share-ownership has been necessary to preserve CMD's prospective return on capital. A final agreement was reached in June 2003 with the signature of Heads of Terms between CMD and Gécamines, giving CMD an 82.5% shareholding in KMT, Gécamines 12.5% and the DRC Government 5%. This compares with the previous share ownership of 60:40 between CMD and Gécamines. In addition, CMD is to pay Gécamines stage payments totalling US$15 million. In the earlier agreement, CMD was to pay Gécamines a total of US$35 million plus a royalty of US$1.50 per tonne of tailings treated. The first stage payment of US$5 million is expected to be paid in the first quarter of calendar 2004 when clear title for the tailings is transferred to KMT.

Ownership Chart for the Kolwezi Tailings Project



America Mineral Fields Inc. (AMF)
La Générale des Carrières et des Mines (Gécamines)
100%
Government of the Democratic Republic of Congo
100%
Congo Mineral Developments (CMD)
12.5%
5%
82.5%
KMT (SARL) (to be formed)
100%
Kolwezi Tailings Project

These Heads of Terms have now been formalised in a Contract of Association, which has been finalised between CMD, Gécamines and the DRC Government. This Contract was ratified by the Economic and Finance Committee of the DRC cabinet in November 2003, and received full government approval in January 2004. KMT will now be constituted and title to the tailings will be transferred to it. This will trigger the commissioning of the last phase of the preparation of the final feasibility study and the commencement of work on the preparation of the Environmental and Social Impact Assessment and Management Plan. In parallel, we will be selecting a financial advisor to assist us with the arrangement of the project finance for Kolwezi. This latter assignment will involve the securing of long term off-take agreements and the selection of one or more commercial or industrial co-investors.

Our objective is to be able to make a project go-ahead decision in early 2005.

Presidents Message to Shareholders

The progress on the project has been paralleled by a considerable improvement in the DRC's political condition. A transitional government was established on 1st July 2003, sharing power between the previously belligerent parties. This constitutional arrangement, which is fully sponsored by the United States, Belgium, France, the United Kingdom, South Africa and Canada, has functioned effectively since its inception and will take the country through to democratic elections in some two years time. The DRC has continued to benefit from sensible macroeconomic management, which has seen the rate of inflation come down to around 5% per annum, and a renewal of economic growth after a hiatus of some 12 years.

Kipushi

In the early part of fiscal 2003, work was conducted on the environmental and legal aspects of our other project in the DRC, the Kipushi Zinc Mine. Latterly, however, because of our focus on Kolwezi and the relatively low price of zinc it was relagated to the back burner. With a 35% recovery in zinc prices to current levels of US47 cents per pound and the Kolwezi negotiations complete, we are now eager to move the Kipushi project forward with some urgency. In consequence discussions between Gécamines, on the one part, and AMF and its joint venture partners Kumba Base Metals, on the other, are expected to recommence early in 2004.

Cuango and Camutue

In Angola, finalising negotiations with Endiama, the state-owned diamond company, and with Twins, our Angolan private sector partner, have been both difficult and protracted. We are now, however, very close to the resolution of all outstanding issues. Our economic interest in the project has been preserved at 51% until we achieve full capital recoupment, at which point it will fall to 49%. We will, however, continue to retain overall control via a voting agreement with Twins. Immediately following ratification of the agreements, we hope to start exploration and evaluation work on the two licences in the Cuango valley. Although Angola presents substantial operating challenges, we consider that our diamond alluvial licences offer AMF a major opportunity for relatively near-term cash generation. The area has a history of prolific production of high value stones, and the likely capital expenditure requirements are relatively modest.

Capital Raising and AIM Listing

In our last Annual Report we indicated that we would be raising equity capital at the parent company level. We faced the dilemma that, while the Company urgently needed a fresh injection of working capital, we did not want to incur excessive dilution for our shareholders. Our share price was unlikely to recover until we had secured an agreement with Gécamines and the DRC Government on Kolwezi. We therefore opted for a two stage financing strategy. Accordingly, in May, we completed a small private placement of 4 million units, each comprising a share and a warrant, initially raising C$1.8 million. Subsequently, 3.8 million of these warrants have been exercised raising a further C$2.85 million. Then, in September, having signed the Kolwezi Heads of Terms, we completed a C$27.7 million prospectus offering. When we came to the market on this second occasion, demand for mining equities was more robust, allowing us to increase the initial size of the offering by some 35%. The vast majority of these shares were placed with leading European institutional investors, which enabled us to obtain a better balance of the Company's ownership between private investors and financial institutions, and consequently enhanced liquidity.

We took the opportunity of the prospectus offering to list AMF's shares on the Alternative Investment Market (AIM) of the London Stock Exchange. This has proved itself to be a liquid, flexible and mining-friendly market. The twin objectives of this listing were to secure access to a much larger pool of potential investors and to ensure the maximum liquidity in the after-market. Both objectives were comfortably attained. Some 6.6 million shares were placed in the offering as AIM shares. In the period from January 2003 until the offering in September, AMF's trading on the TSX averaged 14,081 shares per day. In the three-month period between the offering and December 31st, 2003, the TSX and AIM combined averaged a turnover of 129,290 shares per day. Since the offering, there has been a flow of an additional 1.6 million shares from the TSX to AIM.

Post the year end the Company has received a further US$6.5 million via the exercise of warrants and options and a placing of 3.5 million shares to M&G Investment Managers.

The Company is now debt free and sufficiently well financed to take it through to a production decision on both Kolwezi and the Camutue diamond licence.

Copper Price



LME Grade A Cash Monthly Average
Estimated Cost of Production 40c/lb at Kolwezi
Base Case Real Price
US$/lb
1.60
1.40
1.20
1.00
0.80
0.60
0.40
0.20
Dec 89
90
91
92
93
94
95
96
97
98
99
00
01
02
03
Jan 04

Cobalt Price



Cathode 99.8%
Estimated Cost of Production $2.15/lb at Kolwezi
Base Case Real Price
US$/lb
35
30
25
20
15
10
5
0
Dec 89
90
91
92
93
94
95
96
97
98
99
00
01
02
03
Jan 04

Market Recovery

One of the most important changes this year has been the dramatic recovery in base metal prices. Copper has shown a marked improvement, rising from a low of US72 cents per pound to the recent level of US111 cents per pound whilst zinc has recovered materially from historic lows. The cobalt price has shown the most remarkable turn-around. At the outset of 2003, the Metal Bulletin 99.8% cobalt quotation was US$6.35 per pound. By mid January 2004 it had climbed to a year high of US$28.0 per pound, driven by a combination of production cut-backs and a subsequent strong demand for cobalt, fuelled principally by a recovery in battery production in China and Japan. The outlook is for a continuation of firm base metal prices, reflecting both a broad economic recovery and sustained US dollar weakness. It is to be expected, however, that with such a tight balance between supply and demand, the cobalt price will be very sensitive to the commissioning of new low-cost sources of supply, such as the Kolwezi project.

Presidents Message to Shareholders

The weakness of the US dollar has been partly responsible for driving up metal prices. At the same time it could potentially create problems for the Company in terms of the capital and operating costs for our projects. The most obvious manifestation of this has been the strong appreciation of the South African Rand. We expect to source a significant percentage of our capital equipment and consumables, for both the DRC and Angola, from South Africa, and it is our fervent hope that this exchange rate will ameliorate before orders are placed for the development of these projects.

Board Changes

One other important change for our Company this year was the appointment of two new directors. John Bentley joined the Board in October with a distinguished track record in the natural resource sector. John is Chief Executive of Osprey Oil and Gas, a private exploration and production company with a focus on sub-Saharan Africa. Prior to that he was Chief Executive of Energy Africa Limited, a South African listed oil and gas company. Despite his recent history in hydrocarbons, John trained initially as a metallurgist and has extensive management experience in the mining industry. Bernard Pryor, AMF's Chief Operating Officer and a Chartered Engineer also joined the Board at the same time. Bernard has been with AMF for over four years having had broad relevant industrial experience both in senior operational management and in the development of large natural resource projects. Umicore, whose shareholding of AMF had fallen below 8%, lost the right to appoint a director to the Board. However, Dr Etienne Denis, their former representative, was invited to continue to serve in his personal capacity. Etienne, a metallurgical engineer, has considerable experience of both the metals industry and Central Africa and has made a valuable contribution to the governance of the Company.

During the year, we were sad to see the departure from the Board of Steve Malouf and Gregg Sedun who had each served the Board for a number of years: in Gregg's case since its original listing. Steve had acted as Chief Executive in a temporary capacity for several months in 1998. We extend our thanks and good wishes to them both.

Conclusion

It has been a very active and successful year for AMF. Our achievements would not have been possible without enormous efforts and perseverance from our staff and directors. I want to record my personal thanks to them all for this hard work and commitment. I would also like to thank the original shareholders who have demonstrated considerable patience. It is my expectation that this should be rewarded in the months to come. To them and the new shareholders, I re-emphasize management's commitment to bring our World Class assets to value.

Sincerely,

Tim Read
Director, President and Chief Executive Officer

Kolwezi Cobalt Copper Tailings Project

The Kolwezi cobalt-copper tailings project is based on the reclamation and treatment of stockpiled flotation tailings, which were produced from the Kolwezi concentrator situated adjacent to the town of Kolwezi in the Democratic Republic of the Congo. Substantial work has been carried out on the project, including proving the resources, designing a mining plan, developing a metallurgical flowsheet and completing the first phase of an Environmental and Social Impact Assessment. The combined tailings resource, as calculated by Dr. Isobel Clark of Geostokos Limited, contains 112.8 million tonnes at an average grade of 0.32% cobalt and 1.49% copper, with 97% in the measured category (JORC Reporting Code).* The mining plan for Kolwezi includes the use of hydraulic monitors which have very low capital and operating costs. In a 15-month pilot plant programme, AMF produced high quality cobalt and copper cathodes using standard, well-known metallurgical process steps.

Contained Metal Value for Cobalt and Copper deposits at US$25/lb Cobalt and US$1.07/lb Copper



250.00
200.00
150.00
100.00
50.00
0.00
US$/ft
Kolwezi
High Lake
Louvicourt
Antamina
Escondida
Grasberg
Candelaria
Spence
Kansanshi
Bajo de la Alumbrera
Agua Rica
Batu Hijau
Turquoise Hill
Ok Tedi
Los Pelambres
Chapada
Chuquicamata
Petaquilla
San Jorge
Mount Polley
Valley Copper
Gaspe Copper

Source Canaccord Capital (Europe) Limited

With the approval of the Contract of Association by the Government of the DRC, the Company will commission the last phase of the final feasibility study and commence work on the preparation of the full Environmental and Social Impact Assessment and Management Plan. The Company will also begin the process of arranging project finance for Kolwezi. This process will entail the securing of long term off-take agreements and the selection of one or more commercial or industrial co-investors, who will have the capacity to provide additional sponsorship for the project financing.

Assuming that the rate of progress continues, AMF anticipates being able to make a project go-ahead decision in early 2005.



Sampling of Kingamyambo as part of Phase I of the Environmental and Social Impact Assessment.

* All resource estimates contained in this report have been calculated in accordance with the Canadian Securities Administrators' ("CSA") National Instrument 43-101 "Standards of Disclosure for Mineral Projects" and the Canadian Institute of Mining and Metallurgy ("CIM") classification system, incorporating economics and confidence level in reporting information. The terms "mineral resource", "measured mineral resource", "indicated mineral resource", "inferred mineral resource", and variations thereon, used herein are Canadian mining terms, defined by National Instrument 43-101, in accordance with the CIM standards. The CIM standards differ significantly from the requirements of the United States Securities and Exchange Commission (the "SEC"), and descriptions of mineralisation and mineral resource information contained herein may not be comparable to similar information reported by U.S. companies.

Cuango and Camutue Diamond Licences



The Cuango River Floodplain

Through its 100%-owned subsidiary, IDAS Resources N.V., AMF has access to two diamond licences, known as the Cuango Floodplain exploration licence and the Camutue mining licence. These two adjoining areas cover the northern half of the Cuango River Basin from just south of Luremo northward to the border with the Democratic Republic of Congo, and have a combined area of 2,936 km². In May 2002 the Company commissioned geological consultants ACA Howe International Limited to compile a geographical information system database utilising sample results undertaken by Diamang, the Portuguese colonial diamond company from 1971 to 1973, combined with interpreted data from Landsat 7 Satellite imagery. This report identifies a number of anomalous areas for immediate follow-up and four highly attractive structural targets for intensive exploration.


Legend
International Borders
Exploration Licence
Mining Licence
Towns
Rivers and Streams
Roads
DEMOCRATIC REPUBLIC OF CONGO
ANGOLA
Cuango Floodplain Licence
Cuango River
Luremo
0
10
20
30
40
Kilometres

Angolan Projects Location Map

Historically, the Camutue mining licence has proved to be a prolific source of diamonds, having been worked over the last thirty years by mining contractors and more recently by artisanal miners. Within the Cuango Floodplain licence, the Cuango River meanders for 108km through a floodplain corridor of 55km that remains unworked and untested for diamondiferous gravels. It is believed that the diamond potential of the riverbed and the river terraces is excellent and that dredging will offer a cost-effective way of recovering diamonds from this vast area. The ACA Howe report identifies three high priority structural targets for evaluation in this licence.

AMF is planning to spend some US$1.5 million on an appraisal of the Camutue mining licence (246 Km²) in 2004, with the expectation that this could allow the Company to take a production decision early thereafter. Exploration work on the Cuango Floodplain exploration licence (2,690 Km²) will be a longer-term programme and the Company plans to spend up to US$5 million over the next five years.

Kipushi Zinc-Copper Mine

In January 2002, AMF and Zinc Corporation of South Africa, a 100% owned subsidiary of Kumba Resources and since renamed Kumba Base Metals ("Kumba"), announced the signing of a joint venture agreement, which will govern the potential rehabilitation of the Kipushi zinc-copper mine in the DRC. This agreement formalizes the option agreement between AMF and Kumba which was concluded in August 2000, which granted Kumba the right to earn an interest of up to 50% by the subscription of US$3.5 million to be expended upon a bankable feasibility study. As at November 2003, Anglo American plc now holds 66.62% of Kumba Resources.

AMF is now eager to move the Kipushi project forward with some urgency, following the recovery of the zinc price and the conclusion of negotiations on the Kolwezi tailings project. In consequence, discussions between Gécamines on the one part, and AMF and Kumba, on the other, are expected to recommence early in 2004.



Kipushi mine underground pumping station

The mine, is considered to be a world-class deposit, with a measured and indicated resource of 16.9 million tonnes with an average grade of 16.7% zinc and 2.2 % copper as calculated by Gécamines and verified by Charles Caron Brown of Techpro Mining and Metallurgy.* This resource is open-ended both along strike and down dip. The mine operated profitably from 1925 until 1993, when it was placed on care and maintenance for reason of insufficient foreign exchange to maintain operations.

Zinc Price


Cash zinc (US$/lb)
1.0
0.8
0.6
0.4
0.2
0.0
Dec 89
90
91
92
93
94
95
96
97
98
99
00
01
02
03
Jan 04

* See page 7

Management's Discussion & Analysis

The following discussion and analysis should be read in conjunction with the Audited Consolidated Financial Statements of the Company for the years ended October 31, 2003, 2002, and 2001 and related notes (the "Consolidated Financial Statements"). *Except as otherwise noted, all dollar amounts contained in this discussion and analysis and the Consolidated Financial Statements are stated in United States dollars.*

Board of Directors and Management's Responsibility

The Consolidated Financial Statements, and all information in this annual report, are the responsibility of management and have been approved by the Board of Directors.

The Board of Directors is responsible for reviewing and approving financial information contained in the annual report, including the management's discussion and analysis, and overseeing management's responsibilities for the presentation and preparation of the financial information, maintenance of appropriate internal controls, management and control of major risk areas, and assessment of significant and related party transactions.

The Board of Directors carries out its responsibility for the Consolidated Financial Statements in this annual report principally through its Audit Committee, whose members are all unrelated directors. The Audit Committee reviews the Company's Consolidated Financial Statements and other information in the annual report, and recommends their approval by the Board of Directors.

Financial information presented elsewhere in the annual report is consistent with the audited Consolidated Financial Statements.

Critical Accounting Policies

The Company's Consolidated Financial Statements have been prepared assuming the Company will continue on a going-concern basis. The Company has incurred losses since inception, and the ability of the Company to continue as a going concern depends upon its ability to develop profitable operations and to continue to raise adequate financing.

Management notes that its ability to finance additional exploration, other assessment and development work on its resource properties is contingent on the outcome of such activities and the availability of financing in capital markets: factors which are beyond the Company's control. There can be no assurance that the Company will be able to continue to raise funds, in which case the Company may be unable to meet its obligations and commitments. Should the Company be unable to realize on its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded on the Company's balance sheets, and insolvency and liquidation, with a total loss to shareholders, could result.

The Company follows the practice of capitalizing all costs related to acquisition, exploration and development of mineral properties and mineral property projects until such time as mineral properties are put into commercial production, sold or abandoned. If commercial production commences, these capitalized costs will be amortized on a unit-of-production basis. If the mineral properties or projects are abandoned, the related capitalized costs are expensed. On an ongoing basis, the Company evaluates each property and project on results to date to determine the nature of exploration, other assessment and development work that is warranted in the future. If there is little prospect of future work on a property or project being carried out within a three year period from completion of previous activities, the deferred costs related to that property or project are written down to the estimated amount recoverable unless there is persuasive evidence that an impairment allowance is not required. The amounts shown for mineral properties and for mineral property evaluation costs represent costs incurred to date less write-downs, and are not intended to reflect present or future values.

Effective November 1, 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to the accounting for stock-based compensation and other stock-based payments. The new recommendations are applied prospectively. In conjunction with the amendment on September 16, 2003, to the stock option plan to allow cashless exercise of options, the Company, using the fair value method, accordingly expenses all stock-based payments granted after November 1, 2002, and has expensed as stock-based payments all options granted before that date and still outstanding as if such options had been newly granted on September 16, 2003. Under the fair value method, stock-based payments are measured at the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable, and are amortized over the vesting period. Consideration received on the exercise of stock options is recorded as share capital.

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make additional estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of estimates and measurement uncertainty include assessment of valuation impairment of the mineral properties and mineral property evaluation costs, and the determination of the existence and value of tax assets used to calculate future income tax liabilities and assets and the related valuation allowance. Actual results could differ from those estimates.

Results of Operations – Year Ended October 31, 2003 Compared to Year Ended October 31, 2002

The Company incurred a net loss for the year ended October 31, 2003 of $3,538,579 or $0.10 per share, compared to a net loss of $3,533,074, or $0.11 per share, in 2002.

Stock-based compensation expense of $1,870,310 in 2003 accounted for the majority of the loss during the year. There was no such expense recorded in 2002. The expense resulted from the Company adopting the new standards of the Canadian Institute of Chartered Accountants ("CICA New Standards") and from the amendment to the Company's Stock Option Plan permitting the cashless exercise of stock options. Most of the stock-based compensation expense resulted from the latter, as the CICA New Standards require all outstanding options at the date of modification to be valued as if granted at that date.

The Company did not incur any write-down of mineral properties in 2003. In 2002, the Company incurred a write-down of mineral properties of $1,824,127. This related to the Solwezi property in Zambia, whose carrying value was reduced to $1 in accordance with Canadian generally accepted accounting principles due to a lack of activity, although the Company has maintained its interest in the property.

Administration expenses in 2003 of $3,732,468 increased from $1,690,525 in 2002 due mainly to the stock-based compensation expense noted above. Eliminating the stock-based compensation amount noted above, administration expenses in 2003 totaled $1,862,158. Increases were noted in investor relations, office and administration, professional fees and salaries and wages. These increases were partly offset by decreases in amortization and in travel and accommodation expenses.

Investor relations costs increased in 2003 to $196,929, from $115,669 in 2002. The increase was partly due to engaging external investor relations consultancy support from July 2002 onwards, whereas much of the workload involved was performed internally by the Company during the early part of the 2002 fiscal year. In addition, the Company devoted considerably more resources to investor relations in 2003 in preparation for raising finance.

Office and administration costs increased in 2003 to $321,650, from $284,909 in 2002. The increase was mainly the result of higher recruitment costs, and of higher service charges as the lease on the Head Office neared its expiry date. Furthermore, much of the Company's office and administration costs are incurred in British Pounds, and so the weakening of the US Dollar versus the Pound increased the reported US Dollar amounts.

Professional fees increased in 2003 to $372,336, from $306,560 in 2002. This primarily reflected the Company's decision to accrue for audit costs in respect of the current year rather than expense them as incurred, thus resulting in effectively a double expense in the 2003 result.

Salaries and wages costs increased in 2003 to $887,739, from $814,114 in 2002, due partly to the weaker US Dollar, as a number of the staff are paid in British Pounds, partly to extra days consulting work required during the fundraisings, and due to the filling of a previously vacant Head Office position.

Travel and accommodation costs decreased in 2003 to $33,530, from $106,681 in 2002, due to a decrease in the number of non-project related trips compared to the previous year.

Amortization decreased to $17,065 in 2003, from $31,550 in 2002, due to much of the Company's equipment having already been fully depreciated.

Lower average cash balances, and lower interest rates prevailing during the year compared to 2002, resulted in a decrease in interest income in 2003 to $20,672, from $27,380 in 2002.

Mineral property evaluation costs decreased in 2003 to $4,021, from $45,151 in 2002, due to reductions in such activity as the Company focused its efforts on progressing its existing projects, and on the private placement, and the prospectus offering and AIM listing.

The Company recorded a foreign exchange gain in 2003 of $171,863, compared to a foreign exchange loss of $25,498 in 2002. The foreign exchange gain during 2003 is mainly the result of gains realized on the proceeds from the prospectus offering that occurred at the end of September 2003. The money was received in British Pounds and Canadian Dollars, both of which currencies increased in value in relation to the US Dollar subsequent to the prospectus being finalized. Owing to the large sums of money involved, this caused a large foreign exchange gain.

Results of Operations – Year Ended October 31, 2002 Compared to Year Ended October 31, 2001

The Company incurred a net loss for the year ended October 31, 2002 of $3,533,074, or $0.11 per share, compared to a net loss of $2,791,060, or $0.09 per share, in 2001.

The Company incurred a write-down of mineral properties of $1,824,127. This related to the Solwezi property in Zambia, whose carrying value was reduced to $1 in accordance with Canadian generally accepted accounting principles due to a lack of activity, although the Company has maintained its interest in the property. In 2001, the Company incurred a write-down of mineral properties of $468,257 and a write-down of convertible loans receivable of $480,000. The mineral property write-down related to the Chapada mineral properties in Brazil, whose carrying value was reduced to the amount recoverable pursuant to a sale and purchase agreement. The convertible loan write-down related to the Company's investment in Northern Mining and Geological Company TERRA, whose carrying value was reduced to $320,000: which amount was recovered under a final settlement agreement with this Russian company.

Administration expenses in 2002 of $1,690,525 decreased from $1,764,573 in 2001 due to further cost reduction efforts by the Company. These included decreased levels of investor relations, professional fees, and salaries and wages. These decreases were partially offset by an increase in travel and accommodation expenses.

Investor relations costs decreased in 2002 to $115,669, from $145,491 in 2001. Throughout the early part of the 2002 fiscal year much of the workload involved was performed internally by the Company. The Company is now focusing more effort on investor relations, and since July 2002 has engaged outside consultancy support.

Professional fees decreased in 2002 to $306,560, from $316,425 in 2001, due to reduced legal costs. This decrease was partially offset by costs incurred in preparation for fundraising expected to occur in the 2003 fiscal year.

Salaries and wages costs decreased in 2002 to $814,114, from $897,621 in 2001, due to a reduction in the number of staff at head office as well as in the subsidiaries.

Travel and accommodation costs increased in 2002 to $106,681, from $41,855 in 2001, due to an increase in the number of trips taken during the year as the Company had several negotiations on the subject of their properties in the Democratic Republic of Congo ("DRC"), participated in several meetings to provide industry input regarding the new DRC mining code, as well as increased trips in connection with future fundraising.

Lower average cash balances, and lower interest rates prevailing during the year compared to 2001, resulted in a decrease in interest income in 2002 to $27,380 from $153,320 in 2001.

Other income increased in 2002 to $20,000, from $389 in 2001, due to an additional amount of $20,000 received regarding the Chapada mineral property. The payment was made in return for amending the agreement to provide for a later final payment of the consideration. The final installment was received during the second quarter of 2002.

The Company incurred a write-down of capital assets in 2001 of $43,177. This related to the land that was sold with the Chapada mineral properties in Brazil, and to office equipment and vehicles from the Zambian office whose carrying value was reduced to the anticipated sales value. No similar write-down occurred in 2002.

Mineral property evaluation costs decreased in 2002 to $45,151, from $197,442 in 2001, due to costs in Angola being expensed as incurred during the first half of 2001 when the status of the Angolan mineral property licence was uncertain.

Liquidity and Capital Resources

As at October 31, 2003, the Company had cash and cash equivalents of $19,267,489, compared to $2,065,220 at October 31, 2002, and had working capital of $18,629,220, compared to $1,947,823 at October 31, 2002.

The increases in cash and cash equivalents and in working capital at October 31, 2003 resulted from the private placement and prospectus offering during the year, partly offset by the operating activities discussed above and investments made in the Company's various Mineral Property Projects discussed below.

The private placement was of 4,000,000 units at a price of CDN$0.45 per unit, for net proceeds of $1,187,892. Each unit comprised one common share and a warrant to purchase one additional common share at a price of CDN$0.75. The warrants will expire after five years, and are subject to an accelerated expiry period of 45 days should the Company's shares trade for 20 consecutive trading days commencing after November 21, 2003 at a weighted average trading price of CDN$1.10 or greater. A cash finder's fee of 5% of the financing has been paid. 700,000 of these warrants were exercised in September 2003, for proceeds received of CDN$525,000. Subsequent to year-end, a further 1,575,000 warrants were exercised for proceeds received of CDN$1,181,250. In addition, in late December 2003, the accelerated expiry period was triggered. The expiry date of the remaining 1,725,000 unexercised warrants is now February 2, 2004, and by January 22, 2004, exercise notices in respect of 1,525,000 of those, together with proceeds of CDN$1,143,750, have been received.

The prospectus offering was of 25,212,000 common shares of the Company at a price of CDN$1.10 per common share (or £0.50 per common share in the United Kingdom and other European jurisdictions). Contemporaneously with the prospectus offering, all the existing and to be issued common shares of the Company were admitted to the Alternative Investment Market ("AIM") of the London Stock Exchange plc. The prospectus closed for net proceeds to the Company of $18,470,503. As part of the prospectus, the Company issued broker warrants to purchase an additional 1,260,600 common shares at a price of CDN$1.10 per common share exercisable until September 25, 2004. By January 22, 2004, one exercise notice in respect of 510,600 shares, together with proceeds of CDN$561,660, has been received.

The net proceeds of the private placement and prospectus offering will be used to fund the continued development of the Company's African projects, and for general working capital. To date, there have been no material differences in the use of these proceeds from that proposed and disclosed in the prospectus.

The ability of the Company to meet its commitments as they become payable, and the recoverability of amounts shown for mineral properties and mineral property evaluation costs, are dependent on the ability of the Company to obtain necessary financing and on other Exploration and Development and Financing Risk Factors discussed below.

The Company has not accrued debts, aggregating approximately $246,000, claimed by certain former shareholders of IDAS, a subsidiary of the Company acquired in 1998, as the Company has not been able to verify the debts. 13,078 common shares of the Company remain held in escrow for the same reason.

Mineral Property Projects

As at October 31, 2003, amounts capitalized in respect of mineral properties increased to $2,483,404, from $599,426 at October 31, 2002, as a result of exploration and development costs incurred during the year. Capitalized mineral property evaluation cost increased to $4,331,137 at October 31, 2003, from $4,269,478 at October 31, 2002, reflecting net costs incurred in relation to the Company's Kipushi Project.

Kolwezi Project, DRC

During fiscal 1998, the Company entered into a Joint Venture Agreement (the "Agreement") with Anglo American Corp. of South Africa Limited ("AAC") to develop the Kolwezi Project (the "Project") in the DRC. The vehicle for the Project is CMD (incorporated in the British Virgin Islands), which was initially owned equally by AAC and the Company.

Under the terms of the Agreement, AAC funded the joint venture by the payment of $8,000,000 in exchange for shares in CMD and funded an additional $8,000,000 on behalf of the Company to reflect funds already expended on the Project by the Company. This initial funding of $16,000,000 was to be used to pay administrative costs, the costs of a bankable feasibility study and all ancillary expenditures for the Project. Subsequently, $2,000,000 of these funds were loaned by CMD to each of the Company and AAC.

Effective May 31, 2002, the Company acquired the remaining 50% share interest in CMD that it did not already own. AAC was paid cash equal to 50% of the net working capital of CMD ($1,609,168) and the Company assumed AAC's $2,000,000 debt owed to CMD. The loan receivable and loan payable between the Company and CMD now fully eliminate on consolidation.

Up to May 31, 2002, the Company accounted for its 50% interest in CMD under the proportionate consolidation method. The acquisition of the remaining 50% interest has been accounting for using the purchase method, with 100% of the results of CMD's operations included in the consolidated financial statements from May 31, 2002.

In February 2003, the Company agreed a framework for the International Finance Corporation ("IFC") and the Industrial Development Corporation of South Africa Limited ("IDC") to participate in the Project. Under the framework agreement, each of IFC and IDC has an option to acquire from the Company up to 10% of the Project on a farm-in basis. The price of the farm-in will be related to the accumulated expenditures of the Company and its affiliates up to the time of the exercise of the option. If one of the IFC or IDC does not exercise its option in full, the other will have a right of first refusal over the balance of that option.

Since October 1998, CMD has signed and/or initialed various agreements with La Générale des Carrières et des Mines ("Gécamines") and/or the Government of the Democratic Republic of Congo ("GDRC"), governing the terms of the Project. A new Mining Code was implemented in the DRC in early 2003 and, as a result, the terms of the Project required to be renegotiated.

In November 2003, CMD, GDRC and Gécamines initialed a new Contract of Association ("CoA"). This will govern the Project, and the ownership and management of Kingamyambo Musonoi Tailings S.A.R.L. ("KMT"), the Company to be incorporated in the DRC to own the mining title to the tailings and to develop the Project.

Under the CoA, the Tailings Exploitation Permit for the Kolwezi Project is to be transferred to KMT. CMD is to own 82.5% of KMT, and Gécamines and GDRC are to own 12.5% and 5.0% respectively. Two payments, totaling $15,000,000, will be made by KMT to Gécamines as consideration for the tailings exploitation rights. The first installment, of $5,000,000, will be made at the time of the transfer of the Tailings Exploitation Permit. The second installment, of $10,000,000, will be made following the completion of all financing arrangements for the Project. The $15,000,000 is to be provided to KMT by CMD and any other participating parties (the CoA recognizes the Company's framework agreement with the IFC and IDC), based on their pro rata ownership of the Project excluding Gécamines' and GDRC's shareholdings. Under the CoA, during each year from the start of production until senior debt and subordinated loans have been fully reimbursed, Gécamines is to receive an annual dividend of the greater of its pro rata dividend entitlement and 2.5% of free cash flow (as defined). Thereafter, Gécamines will be entitled to its pro rata annual dividend entitlement plus, if applicable, an additional dividend reflecting 10% of the excess above $10.00 (adjusted for inflation) of the average price per pound realized for cobalt sold in that year.

CMD and the participating parties are to complete a bankable feasibility study, carry out an environmental impact study, draw up an environmental management plan, and obtain commitments for financing the Project, all within a time period of three years and six months from the transfer of the Tailings Exploitation Permit to KMT.

The CoA is to be formally executed following approval by the GDRC cabinet.

Much of the necessary feasibility study work has been completed. In particular the resource is clearly established, as too is the process flowsheet following a substantial and fully integrated pilot plant programme. An Environmental and Social Audit and Scoping Study has also been completed, and constitutes the first stage of an Environmental and Social Impact Assessment. Costs to develop the project to commercial production are expected to be in the range of $330 million, which the Company anticipates financing by way of a contribution of project debt and equity interests and/or issuance of debt and equity interests of the Company.

Kipushi Project, DRC

During the year ended October 31, 1996, the Company entered into a two year exclusive framework agreement (the "Gécamines Agreement") with Gécamines relating to the rehabilitation of the Kipushi zinc and copper mine in the southern region of the Democratic Republic of Congo. During the year ended October 31, 1998, the Company received confirmation from Gécamines that, because delays have occurred in the research of the definition of the mining and metallurgical treatment phase of the project, requirements for the completion of feasibility studies by the Company will be delayed until a period of up to 12 months after the completion of this definition phase. This starting date has not yet occurred.

As part of the Gécamines Agreement, the Company has agreed to prepare, at its expense, feasibility studies covering the rehabilitation and resumption of production at the Kipushi Mine, various options for processing the zinc-copper ore, and an examination of the viability of the re-treatment of existing tailings. The Gécamines Agreement gives the Company the exclusive right to examine the Kipushi Mine, to enter into joint ventures for ore processing and tailings processing, and to make suitable arrangements for the resumption of production. The Gécamines Agreement does not give the Company any interests in the Kipushi project. The Company will only acquire interests in the Kipushi project if satisfactory results are obtained from the feasibility studies and if satisfactory agreements can be negotiated with Gécamines and the GDRC.

On July 17, 2000, the Company entered into an option agreement (the "Option Agreement") with the Zinc Corporation of South Africa Limited, since renamed Kumba Based Metals ("Kumba"). Pursuant to the Option Agreement, Kumba had an option to elect to earn up to a 50% interest in the Kipushi Project. During the year ended October 31, 2001, following the performance of due diligence, Kumba exercised its option to participate in the Kipushi Project. On execution of the option, Kumba deposited the option fee of $100,000 into a joint venture account to meet expenditures incurred in negotiating commercial agreements between the Company, Kumba and Gécamines.

On January 30, 2002, the Company signed a joint venture agreement with Kumba whereby Kumba can earn up to 50% of the Company's interest in the Kipushi Project by incurring $3,500,000 of expenditures on the Project, including the conducting of feasibility studies. Kumba is not obliged to continue with the feasibility studies until commercial agreements for the rehabilitation and resumption of the Kipushi Mine have been entered into between the Company, Kumba and Gécamines, security of tenure is achieved via an agreement with Gécamines, and Governmental approval is received. During 2003, Kumba deposited a further $100,000 into the joint venture account to meet expenditures incurred towards achieving such an agreement. Kumba will be required to fund the $3,500,000 of expenditures (less already recognized expenditure by Kumba of $300,000) over a 28 month period commencing with the completion of these items, which must be no later than September 30, 2004, otherwise the agreement will terminate.

Negotiations with Gécamines continued during 2003, but the parties have primarily focused on finalizing the necessary agreements related to the Kolwezi Project. Once these agreements are finalized, which is expected in January 2004, the Company expects to begin final negotiations with Gécamines and the GDRC over the Kipushi Project.

Angola Licences

During the year ended October 31, 2001, the Government of Angola awarded two licences to Endiama E.P. ("Endiama"), the Angola state mining company, for properties to be explored and developed with the Company's wholly owned subsidiary, IDAS Resources N.V. ("IDAS"), a Netherlands Antilles company. These properties are a prospecting licence, which comprises approximately 2,690 km^2 in the Cuango River floodplain, and an adjacent exploitation licence ("Camutue"), which comprises approximately 246 km^2. Both licences are in the Provinces of Luanda-Norte and Malange, Angola.

During the year ended October 31, 2002, IDAS entered into a Heads of Agreement with Endiama and Twins Ltd. ("Twins"), a company representing private sector Angolan interests. The Heads of Agreement governs the obligations of the parties, including the formation and ownership structure of a new company (now to be called Luminas), which will exercise the mining rights. The financing of the project is to be undertaken by IDAS. IDAS is to own 51% of the share capital of Luminas for the period of time that any loans to Luminas by IDAS remain outstanding. Endiama will own 38% and Twins 11%. Once the loans have been repaid in full, IDAS is to own 49%, Endiama 38% and Twins 13%. IDAS has verbally agreed, and is in the course of formalizing, arrangements with Twins to ensure IDAS' continued voting control of Luminas. The Heads of Agreement, and a subsequent agreement entered into by the parties, set out the repayment terms of the loans from cash flows, and call for a minimum investment of $1,500,000 by IDAS for each of the two licences. IDAS will pay 10% of its dividends to Endiama during the first eighteen months of production. The board of directors of Luminas is to be comprised of five members, three of whom will be nominated by IDAS. The parties are now finalizing the text, which will require Angolan government approval, of a more detailed Prospecting Contract and Mining Contract for the respective licences, and also finalizing the articles of association of Luminas. Collectively, these instruments will govern the project. In these finalization discussions it has been verbally agreed that the board of directors of Luminas will be comprised of four members, of whom two will be nominated by IDAS, one by Twins and one by Endiama, and that IDAS plans to invest up to $5,000,000 in respect of the prospecting licence during the first five years.

IDAS is obliged to pay a net profits interest equal to 20% of the profits, to a maximum of $56,000,000, resulting from IDAS' share of income from operations of the Angola mineral properties. Profits means the actual and distributable proceeds received by IDAS from the properties, and will be calculated based on international generally accepted accounting principles.

Solwezi Property, Zambia

The Company has a prospecting licence, which is approximately 950 km^2, in the Solwezi District in the Republic of Zambia. The licence was renewed for a period of two years commencing on January 29, 2002. As the Company had not incurred any significant expenditures on the property since early in its 2000 fiscal year, it wrote down the property to $1 during the year ended October 31, 2002 in accordance with Canadian generally accepted accounting principles. The Company continues to hold the licence, and to evaluate future possibilities with respect to it.

The licence is situated adjacent to the border of the DRC near the Kipushi mine. A drilling and exploration programme carried out in fiscal 2000 concluded that although economic grades were not encountered, the mineralization intersected was similar to the Kipushi deposit and could indicate deeper mineralization.

General Risk Factors

The Company is exposed to a number of general risks that could impact its assets and liabilities, financial position, and future prospects. Some risks are substantially outside the control of the Company. These include:

- Changes in the general economic outlook may have an impact on the Company and its level of exploration and development activities. Such changes include:
  - adverse changes in cobalt, copper, zinc and diamond prices reducing the economic viability of projects.
  - changes in governmental regulations including those relating to prices, taxes, royalties, land tenure and use, the environment, remittability of foreign currency, and the importing and exporting of minerals.
  - strength of the equity and share markets in Canada, the UK, and throughout the world.
- Failure of counterparties to meet their obligations under sales contracts or joint venture agreements.
- Civil unrest and armed conflicts, which have previously existed in the DRC and Angola.

Exploration and Development Risk Factors

Mineral exploration and development involves a high degree of risk, and few properties that are explored are ultimately developed into producing mines. There is no assurance that the Company's exploration and development activities will result in any discoveries of commercial bodies of ore or minerals. The long-term profitability of the Company's operations will be in part directly related to the cost and success of its exploration and subsequent evaluation programs, which may be affected by a number of factors. These include:

- The Angolan and Zambian resource properties in which the Company has an interest are in the exploration stages only, and are without a known body of commercial ore or minerals.
- Development of the Company's resource properties will only follow upon obtaining satisfactory results of property assessments. These assessments include the particular attributes of the mineral deposit (including, the quantity and quality of the ores, and the proximity to, or cost to develop, infrastructure for extraction); the cost of finance; mineral prices; and the competitive nature of the industry.
- The economic feasibility of any individual project is based upon estimates of inter alia mineral reserves, recovery rates, production rates, capital and operating costs, and future mineral prices. Such estimates are based largely upon the interpretation of geological data and feasibility studies. It is possible that actual operating costs and economic returns may differ materially from those contained in feasibility studies.
- The agreements on the Kolwezi and Angolan projects are subject to the ratification and approval of the GDRC and the Angolan government respectively.
- The agreement with Gécamines does not give the Company any interest in the Kipushi Project. The Company will only acquire an interest in the Kipushi Project if satisfactory agreements can be negotiated with Gécamines and the GDRC.
- The Company's mineral operations are located in emerging nations, and consequently may be subject to a higher level of risk compared to developed countries. Operations, the status of mineral property rights, and the recoverability of investments would be affected by changing economic, regulatory and political situations in Angola and the DRC.

Financing Risk Factors

Substantial expenditures are required to establish reserves, to develop processes to extract the resources and, in the case of new properties, to develop the extraction and processing facilities and infrastructure at any site chosen for extraction. In the absence of cash flow from operations, the Company relies on capital markets and joint venture and option agreements to fund its exploration and evaluation and development activities. There can be no assurance that adequate funding will be available for these purposes when required.

The effects of all of these factors cannot be accurately predicted, but any combination of them may result in the Company not receiving an adequate return on invested capital.

Outlook

The Company's focus is on the evaluation of its existing Mineral Property Projects in the DRC and Angola. Subject to satisfactory exploration and feasibility results and the availability of the required financing on acceptable terms, the Company intends then to develop the Mineral Property Projects.

Specifically, the Company intends to:

- finalize the initialed CoA with Gécamines and the GDRC regarding the Kolwezi Project;
- incorporate KMT, and ensure that the Kolwezi Tailings Exploitation Permit is transferred to it;
- complete a full Feasibility Study (including, inter alia, an Environmental and Social Impact Assessment, detailed and value engineering, and marketing studies) on the Kolwezi Project;
- negotiate, in association with Kumba, the necessary modifications to the framework agreement with Gécamines, and secure tenure with regard to the Kipushi Project;
- through its joint venture with Kumba, conduct a feasibility study on a phased project for the Kipushi Project;
- finalize detailed agreements with Endiama and Twins concerning the commercial terms governing the prospecting and exploitation of diamond deposits on the Angolan properties, and obtain Angolan government approval therefor;
- incorporate Luminas to commence evaluation of the Camutue exploitation licence and exploration of the Cuango River Floodplain prospecting licence at the earliest opportunity;
- continue to evaluate new mineral property acquisition opportunities as they arise;
- finance these activities through a combination of existing resources, additional debt or equity financings of the Company, and/or project debt or equity financings.

Actual results in the future may differ materially from our present assessment of the Company's position because future events and circumstances may not occur as expected.

Selected quarterly information

	2003					2002				
	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total
Administration costs	$ 477,976	$ 546,375	$ 386,137	$2,231,980	$3,732,468	$ 375,778	$ 435,864	$ 433,873	$ 445,010	$1,690,525
Interest income	$ 1,980	$ 1,864	$ 3,007	$ 13,821	$ 20,672	$ 11,057	$ 6,991	$ 6,129	$ 3,203	$ 27,380
Gain on sale of property plant and equipment	$ -	$ 375	$ -	$ -	$ 375	$ -	$ -	$ 10,376	$ 270	$ 10,646
Other income	$ -	$ 5,000	$ -	$ -	$ 5,000	$ 20,000	$ -	$ -	$ -	$ 20,000
Write-down of mineral properties	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$1,824,127	$1,824,127
Write-down of amounts receivable	$ -	$ -	$ -	$ -	$ -	$ 3,852	$ -	$ -	$ 1,947	$ 5,799
Mineral property evaluation costs	$ 12,305	$ -	$ 895	$ (9,179)	$ 4,021	$ 8,111	$ 20,509	$ 7,847	$ 8,684	$ 45,151
Foreign exchange loss (gain)	$ (16,333)	$ 7,482	$ 23,687	$ (186,699)	$ (171,863)	$ (7,566)	$ 8,730	$ 3,626	$ 20,708	$ 25,498
Loss for period	$ 471,968	$ 546,618	$ 407,712	$2,112,281	$3,538,579	$ 349,118	$ 458,112	$ 428,841	$2,297,003	$3,533,074
Basic and diluted loss per share	$ 0.01	$ 0.02	$ 0.01	$ 0.05	$ 0.10	$ 0.01	$ 0.01	$ 0.01	$ 0.07	$ 0.11

Auditors' Report to the Shareholders

We have audited the consolidated balance sheets of America Mineral Fields Inc. as at October 31, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for each of the years in the three year period ended October 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three year period ended October 31, 2003 in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants
Vancouver, Canada
December 19, 2003, except as to note 9(b) which is as of January 22, 2004

Comments by Auditors for US Readers on Canada-US Reporting difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in note 1 to the financial statements. Our report to the shareholders dated December 19, 2003, except as to note 9(b) which is as of January 22, 2004, is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

KPMG LLP

Chartered Accountants
Vancouver, Canada
December 19, 2003, except as to note 9(b) which is as of January 22, 2004

Consolidated Balance Sheets

(Expressed in United States dollars)

October 31, 2003 and 2002

	2003	2002
Assets		
Current assets:		
Cash and cash equivalents	**$ 19,267,489**	$ 2,065,220
Amounts receivable and prepaid expenses	**288,897**	199,883
	19,556,386	2,265,103
Equipment (note 4)	**25,709**	45,563
Mineral properties (note 5)	**2,483,404**	599,426
Mineral property evaluation costs (note 6)	**4,331,137**	4,269,478
	$ 26,396,636	$ 7,179,570
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	**$ 927,166**	$ 317,280
Shareholders' equity:		
Share capital (note 9)	**59,293,827**	39,243,378
Contributed surplus (note 9(e))	**2,095,310**	-
Deficit	**(35,919,667)**	(32,381,088)
	25,469,470	6,862,290
	$ 26,396,636	$ 7,179,570

Nature of operations (note 1)

Commitments and contingencies (note 13)

Subsequent events (notes 5(b) and 9(d))

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

Tim Read, Director

Paul MacNeill, Director

Consolidated Statements of Operations and Deficit

(Expressed in United States dollars)

Years ended October 31, 2003, 2002 and 2001

	2003	2002	2001
Administration costs:			
Amortization	**$ 17,065**	$ 31,550	$ 44,534
Bank charges and interest	**5,781**	7,027	6,818
Investor relations	**196,929**	115,669	145,491
Office and administration	**321,650**	284,909	289,140
Professional fees	**372,336**	306,560	316,425
Regulatory authorities filing fees	**15,600**	12,010	5,844
Salaries and wages	**887,739**	814,114	897,621
Stock-based compensation (note 9(d))	**1,870,310**	-	-
Transfer agent	**11,528**	12,005	16,845
Travel and accommodation	**33,530**	106,681	41,855
	3,732,468	1,690,525	1,764,573
Other:			
Interest income	**(20,672)**	(27,380)	(153,320)
Gain on sale of property, plant and equipment	**(375)**	(10,646)	-
Other income	**(5,000)**	(20,000)	(389)
Write-down of equipment	-	-	43,177
Write-down of mineral properties (note 5)	-	1,824,127	468,257
Write-down of convertible loan (note 7)	-	-	480,000
Write-down of accounts receivable	-	5,799	-
Mineral property evaluation costs	**4,021**	45,151	197,442
Foreign exchange loss (gain)	**(171,863)**	25,498	(8,680)
	(193,889)	1,842,549	1,026,487
Loss for the year	**(3,538,579)**	(3,533,074)	(2,791,060)
Deficit, beginning of year	**(32,381,088)**	(28,848,014)	(26,056,954)
Deficit, end of year	**$ (35,919,667)**	$ (32,381,088)	$ (28,848,014)
Basic and diluted loss per share	**$ (0.10)**	$ (0.11)	$ (0.09)
Weighted average number of common share outstanding	**37,116,816**	32,119,742	32,119,742

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(Expressed in United States dollars)

Years ended October 31, 2003, 2002 and 2001

	2003	2002	2001
Cash provided by (used in):			
Operations:			
Loss for the year	**$ (3,538,579)**	$ (3,533,074)	$ (2,791,060)
Items not involving cash:			
Amortization	**17,065**	31,550	44,534
Gain on disposal of equipment	**(375)**	(10,646)	-
Stock-based compensation	**1,870,310**	-	-
Write-down of equipment	-	-	43,177
Write-down of mineral properties	-	1,824,127	468,257
Write-down of convertible loan	-	-	480,000
Write-down of accounts receivable	-	5,799	-
Changes in non-cash operating working capital:			
Decrease (increase) in amounts receivable and prepaid expenses	**(89,014)**	121,981	(88,243)
Increase (decrease) in accounts payable and accrued liabilities	**609,886**	(340,011)	(739,443)
	(1,130,707)	(1,900,274)	(2,582,778)
Investments:			
Purchase of equipment	**(10,755)**	(6,730)	(6,806)
Proceeds on sale of equipment	**375**	12,176	780
Expenditures on mineral properties	**(1,647,028)**	(1,637,721)	(2,172,855)
Proceeds on sale of Chapada Mineral properties	-	275,000	275,000
Expenditures on mineral property evaluation costs, net	**(60,065)**	(108,109)	(221,318)
Kipushi option purchase fee	-	-	50,000
Repayment of convertible loan	-	-	320,000
	(1,717,473)	(1,465,384)	(1,755,199)
Financing:			
Issue of share capital for cash, net	**20,050,449**	-	-
Increase (decrease) in cash	**17,202,269**	(3,365,658)	(4,337,977)
Cash, begining of year	**2,065,220**	5,430,878	9,768,855
Cash, end of year	**$ 19,267,489**	$ 2,065,220	$ 5,430,878
Cash is defined as cash and cash equivalents and joint venture cash and cash equivalents.			
Supplementary information:			
Interest received, net	**$ 20,672**	$ 27,380	$ 153,320
Warrents issued for mineral property participation, being a non-cash financing and investing activity	**225,000**	-	-

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

1. Nature of operations:

America Mineral Fields Inc., was incorporated under the laws of British Columbia and continued under the Business Corporations Act (Yukon) on August 11, 1995. The Company is a natural resource company engaged in the acquisition, exploration and development of precious and base metal mineral properties.

The Company is in the process of exploring and evaluating its mineral properties and projects and has not yet determined whether its properties and projects contain ore reserves that are economically recoverable. The ability of the Company to meet its commitments as they become payable, including the completion of acquisitions, exploration and development of mineral properties and projects, is dependent on the ability of the Company to obtain necessary financing. The recoverability of amounts shown for mineral properties and mineral property evaluation costs is dependent upon the ability of the Company to obtain necessary financing to complete the acquisition, exploration and development thereof, the Company entering into acquisition, joint venture or option agreements in respect of its projects, the discovery of economically recoverable reserves in the Company's mineral claims, confirmation of the Company's interest in the underlying mineral claims, and future profitable production or sufficient proceeds from the disposition thereof.

A significant portion of the Company's assets and operations are located in emerging nations and consequently may be subject to a higher level of risk compared to developed countries. Operations, the status of mineral property rights, and the recoverability of investments in these emerging nations can be affected by changing economic, regulatory and political situations in Angola and the Democratic Republic of Congo.

If the Company is unable to achieve its short-term business objectives it may be required to reduce operations.

2. Significant accounting policies:

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles. A reconciliation of material measurement differences under accounting principles generally accepted in the United States and practices prescribed by the Securities and Exchange Commission is provided in note 14.

(a) *Basis of presentation and consolidation:*

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany accounts and transactions are eliminated on consolidation. The Company's 50% investment in the Congo Mineral Developments Limited ("CMD") joint venture was accounted for using the proportionate consolidation method up to May 31, 2002, the effective date when the Company acquired the other 50% of CMD (note 5(a)). Under the proportionate consolidation method, the Company recognized its 50% proportionate shares of the assets, liabilities, revenues and expenses of CMD in these consolidated financial statements. CMD has been fully consolidated from that date forward.

(b) *Foreign currency translation:*

The functional currency of the Company and its subsidiaries is the United States dollar as it represents the primary currency in which the Company operates. The Company follows the temporal method of translation for foreign currency transactions and translation of financial statements of operations that are denominated in a foreign currency.

Under the temporal method, monetary items denominated in foreign currency are translated into US dollars at exchange rates in effect at the balance sheet date and non-monetary items are translated at rates of exchange in effect when the assets were acquired. Revenues and expenses are translated at rates in effect at the time of the transactions. Foreign exchange gains and losses are included in income.

(c) *Cash equivalents:*

Cash equivalents consist of highly liquid investments that are readily convertible to cash and generally have maturities of three months or less when acquired.

Notes to Consolidated Financial Statements

2. Significant accounting policies (continued):

(d) Equipment:

Equipment is stated at cost. Amortization is provided using the straight-line method at the following annual rates:

Asset	Rate
Exploration equipment	20%
Office equipment	20%
Automobiles	25%

(e) Mineral properties:

The Company follows the practice of capitalizing all costs related to acquisition, exploration and development of mineral properties until such time as mineral properties are put into commercial production, sold or abandoned. If commercial production commences, these capitalized costs will be amortized prospectively on a unit-of-production basis. If the mineral properties are abandoned, the related capitalized costs are expensed. On an ongoing basis, the Company evaluates each property based on results to date to determine the nature of exploration, other assessment and development work, if any, that is warranted in the future and the potential for recovery of the capitalized costs. If there is little prospect of future work on a property being carried out within a three year period from completion of previous activities, the deferred costs related to that property are written down to the estimated amount recoverable unless there is persuasive evidence that an impairment allowance is not required.

The amounts shown for mineral properties represent costs incurred to date less write-downs, and are not intended to reflect present or future values.

(f) Mineral property evaluation costs:

The Company capitalizes costs related to evaluation of major mineral property projects to which the Company has contractual rights, but for which acquisition, joint venture or option agreements are not yet entered into, or which it is evaluating with a view to possible acquisition. These capitalized costs will be reclassified to mineral properties when acquisition, joint venture or option agreements are entered into or the Company otherwise secures its rights to the mineral properties. On an ongoing basis, the Company evaluates each mineral property project based on results to date to determine the nature of exploration, other assessment and development work that is warranted in the future, and the potential for recovery of the capitalized costs. If there is little prospect of future work on a mineral property project being carried out within a three year period from completion of previous activities, the deferred costs related to that mineral property project are written down to the estimated amount recoverable unless there is persuasive evidence that an impairment allowance is not required. If the Company is not successful in acquiring the mineral properties or in entering into joint venture or option agreements or abandons the project, the related capitalized costs are expensed.

The amounts shown for mineral property evaluation costs represent costs incurred to date and are not intended to reflect present or future values.

(g) Stock-based compensation:

The Company has a stock option plan which is described in note 9(d). Effective November 1, 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to the accounting for stock-based compensation and other stock-based payments. The new recommendations are applied prospectively.

As a result of the amendment on September 16, 2003 to the stock option plan to allow a cashless exercise of options (see note 9(d)), the Company expenses all stock-based payments granted on or after November 1, 2002, using the fair value method. Existing options that were modified due to the stock option plan amendment are accounted for as if a new grant and are included in this expense.

2. Significant accounting policies (continued):

(g) Stock-based compensation (continued):

Under the fair value method, stock-based payments are measured at the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable and are amortized over the vesting period. Consideration received on the exercise of stock options is recorded as share capital.

(h) Income taxes:

Future income tax assets and liabilities are determined based on temporary differences between the accounting and the tax bases of the assets and liabilities, and are measured using the tax rates expected to apply when these differences reverse. A valuation allowance is recorded against any future tax asset if it is more likely than not that the asset will not be realized and the Company's net future tax assets are fully offset by a valuation allowance.

(i) Loss per share:

Basic loss per share is calculated based on the weighted average number of shares outstanding during the period. The treasury stock method is used for determining the dilutive effect of options and warrants issued in calculating diluted earnings per share. However, diluted loss per share is the same as basic loss per share when the Company is in a loss position. Shares held in escrow are excluded in the computation of loss per share until the conditions for their release are satisfied.

(j) Disclosures about fair value of financial instruments:

The carrying amounts of cash and cash equivalents, amounts receivable and accounts payable and accrued liabilities approximate their fair values because of the short term to maturity of those instruments.

(k) Use of estimates:

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of estimates and measurement uncertainty include assessment of valuation impairment of the mineral properties and projects and the determination of the existence and value of tax assets used to calculate future income tax liabilities and assets and the related valuation allowance. Actual results could differ from those estimates.

(l) New accounting standards for exploration for 2001 onwards:

In March 2000, the Accounting Standards Board of the Canadian Institute of Chartered Accountants ("CICA") issued Accounting Guideline No. 11 entitled *"Enterprises in the Development Stage"* - ("AcG 11"). The guideline addresses three distinct issues: *(i)* capitalization of costs/expenditures, *(ii)* impairment and *(iii)* disclosure. Prior to its issuance, development stage entities were exempt from following certain aspects of Canadian generally accepted accounting principles. AcG 11 requires that all companies account for transactions based on the underlying characteristics of the transaction rather than the maturity of the enterprise. In addition, AcG 11 requires specific disclosure of information by development stage companies. The guideline is effective no later than fiscal periods beginning on or after April 1, 2000, which in the case of the Company, is the Company's 2001 fiscal year.

In March 2002, the Emerging Issues Committee ("EIC") of the CICA issued EIC-126 – *"Accounting by Mining Enterprises for Exploration Costs"* which interprets how AcG 11 affects mining companies with respect to the deferral of exploration costs. EIC-126 refers to CICA Handbook Section 3061 *"Property, Plant and Equipment"*, paragraph .21, which states that for a mining property, the cost of the asset includes exploration costs if the enterprise considers that such costs have the characteristics of property, plant and equipment.

Notes to Consolidated Financial Statements

2. Significant accounting policies (continued):

(l) New accounting standards for exploration for 2001 onwards (continued):

EIC-126 then states that a mining enterprise that has not established mineral reserves objectively, and therefore does not have a basis for preparing a projection of the estimated cash flow from the property, is not precluded from considering the exploration costs to have the characteristics of property, plant and equipment. EIC-126 also sets forth the EIC's consensus that a mining enterprise in the development stage is not required to consider the conditions in AcG 11 regarding impairment in determining whether exploration costs may be initially capitalized. With respect to impairment of capitalized exploration costs, EIC-126 sets forth the EIC's consensus that a mining enterprise in the development stage that has not established mineral reserves objectively, and, therefore, does not have a basis for preparing a projection of the estimated cash flow from the property, is not obliged to conclude that capitalized costs have been impaired. However, such an enterprise should consider the conditions set forth in AcG 11 and CICA Handbook Section 3061 in determining whether a subsequent write-down of capitalized exploration costs related to mining properties is required.

The Company considers that its exploration costs have the characteristics of property, plant and equipment, and, accordingly, defers such costs. Furthermore, pursuant to EIC-126, deferred exploration costs would not automatically be subject to regular assessment of recoverability, unless conditions, such as those discussed in AcG 11, exist.

AcG 11 also provides guidance on measuring impairment of when pre-operating costs have been deferred. While this guidance is applicable, the Company does not believe its application will result in impairment, because, to the date of these consolidated financial statements, no pre-operating costs have been deferred.

3. Loan receivable and loan payable:

During the year ended October 31, 1999, CMD loaned $2,000,000 to each of the Company and the other 50% investor in the CMD joint venture. The loans were due on demand, non-interest bearing and unsecured.

Effective May 31, 2002, the Company acquired the 50% of CMD that it did not already own and assumed the $2,000,000 debt owed to CMD by the other joint venture party (note 5(a)). Accordingly, each of these loans now eliminates on consolidation of CMD.

4. Equipment:

2003	Cost	Accumulated amortization	Net book value
Exploration equipment	$ 41,935	$ 41,935	$ -
Office equipment	267,541	244,402	23,139
Automobiles	203,989	201,419	2,570
	$ 513,465	$ 487,756	$ 25,709

2002	Cost	Accumulated amortization	Net book value
Exploration equipment	$ 41,935	$ 41,550	$ 385
Office equipment	272,931	242,330	30,601
Automobiles	276,760	262,183	14,577
	$ 591,626	$ 546,063	$ 45,563

5. Mineral properties:

Amounts deferred in respect of mineral properties consist of the following:

2003	DRC Kolwezi	Angola	Zambia Solwezi	Total
Deferred, October 31, 2002	$ 8,196,687	$ 402,738	$ 1	$ 8,599,426
Deferred gain on contribution to joint venture	(8,000,000)	-	-	(8,000,000)
Deferred, net, October 31, 2002	196,687	402,738	1	599,426
Capital equipment	26,347	1,084	-	27,431
Consulting	457,820	40,413	-	498,233
Engineering	12,091	-	-	12,091
Exploration office and accounting	112,554	18,979	-	131,533
Geology	27,452	23,573	-	51,025
Interest received	(3,084)	-	-	(3,084)
Legal	435,832	72,534	-	508,366
Other	3,097	659	-	3,756
Salaries	364,217	32,644	-	396,861
Site management	31,802	42,864	-	74,666
Travel	98,993	84,107	-	183,100
	1,567,121	316,857	-	1,883,978
Balance, October 31, 2003	$ 1,763,808	$ 719,595	$ 1	$ 2,483,404

2002	DRC Kolwezi	Angola	Zambia Solwezi	Total
Deferred, October 31, 2001	$ 6,847,644	$ 100,251	$ 1,824,128	$ 8,772,023
Capital equipment	30,770	-	-	30,770
Consulting	86,866	62,358	-	149,224
Engineering	144,094	-	-	144,094
Exploration office and accounting	89,493	67,333	-	156,826
Geology	21,379	-	-	21,379
Interest received	(37,319)	-	-	(37,319)
Legal	343,640	84,968	-	428,608
Other	14,803	1,492	-	16,295
Salaries	529,262	17,096	-	546,358
Site management	73,722	-	-	73,722
Travel	52,333	69,240	-	121,573
	1,349,043	302,487	-	1,651,530
Write-off of mineral properties	-	-	(1,824,127)	(1,824,127)
Deferred, October 31, 2002	8,196,687	402,738	1	8,599,426
Deferred gain on contribution to joint venture	(8,000,000)	-	-	(8,000,000)
Balance, net, October 31, 2002	$ 196,687	$ 402,738	$ 1	$ 599,426

Notes to Consolidated Financial Statements

5. Mineral properties (continued):

(a) Democratic Republic of Congo:

During fiscal 1997, the Company was informed by certain government officials of the Democratic Republic of Congo (the "DRC") that the Company had been awarded the Kolwezi Tailings Project (the "Project"). Subsequently, a communiqué issued by La Générale des Carrières et des Mines ("Gécamines"), the State mining company in the DRC, indicated that there were irregularities in the awarding of this Project to the Company. As the status of the Project was uncertain at October 31, 1997, the Company wrote off all costs incurred with respect to the Project at October 31, 1997.

During fiscal 1998, the Company entered into a joint venture agreement (the "JV Agreement") with Anglo American Corporation of South Africa Limited ("AAC") to bid to develop the Project in the DRC. The vehicle for the joint venture was Congo Mineral Developments Limited ("CMD") (incorporated in the British Virgin Islands), which was owned as to 50% by AAC and 50% by the Company.

Effective May 31, 2002, the Company acquired the remaining 50% share interest in CMD that it did not already own. AAC received 50% of the net working capital of CMD ($1,609,168) and the Company assumed AAC's $2,000,000 debt owed to CMD. The intercompany loans between the Company and CMD fully eliminate on consolidation.

Up to May 31, 2002, the Company accounted for its 50% interest in CMD under the proportionate consolidation method. The acquisition of the remaining 50% interest has been accounted for using the purchase method with 100% of the results of CMD's operations included in the consolidated financial statements from May 31, 2002.

Under the terms of the JV Agreement, AAC previously funded the joint venture by the payment of $8,000,000 in exchange for shares in CMD and funded an additional $8,000,000 on behalf of the Company to reflect funds already expended on the Project by the Company. This initial funding of $16,000,000 was to be used to pay administrative costs, the costs of a bankable feasibility study and all ancillary expenditures for the Project.

The Company's initial 50% interest in the joint venture and the use of the proportionate consolidation method resulted in a deferred gain of $8,000,000 from the contribution of assets to the joint venture by the Company as the Company had previously written-off all costs in respect of the assets contributed. The deferred gain has been applied against capitalized mineral property costs.

Since October 1998, CMD has signed and/or initialled various agreements with Gécamines and/or the Government of the Democratic Republic of Congo ("GDRC"), governing the terms of the Project. In November 2003, CMD, GDRC and Gécamines initialled a Contract of Association governing the Project and the ownership and management of Kingamyambo Musonoi Tailings S.A.R.L. ("KMT"), the Company to be incorporated in the Democratic Republic of Congo to own the mining title to the tailings and develop the Project.

The Contract of Association recognizes the framework agreement entered into by the Company in February 2003 for the International Finance Corporation ("IFC") and the Industrial Development Corporation of South Africa Limited ("IDC") to participate in the Project. Under the framework agreement, each of IFC and IDC has an option to acquire from the Company up to 10% of the Project on a farm-in basis. The price of the farm-in will be related to the accumulated expenditures of the Company and its affiliate up to the time of the exercise of the option. If one of IFC or IDC does not exercise its option, the other will have a right of first refusal over that option.

Under the Contract of Association, the Tailings Exploitation Rights to the Project are to be transferred to KMT. CMD is to own 82.5% of KMT and Gécamines and GDRC are to own 12.5% and 5.0% respectively. Two payments totalling $15,000,000 will be made by KMT to Gécamines as consideration for the Tailings Exploitation Rights. The first instalment of $5,000,000 will be made at the time of the transfer of the Tailings Exploitation Rights and the second instalment of $10,000,000 will be made following the completion of

Notes to Consolidated Financial Statements

5. Mineral properties (continued):

(a) *Democratic Republic of Congo (continued):*

all financing arrangements for the Project. The $15,000,000 is to be provided to KMT by CMD and/or IFC and IDC (or other participating parties) based on their pro rata ownership of the Project excluding Gécamines and GDRC's percentage ownership. Gécamines is to receive an annual dividend of the greater of its ordinary dividend and 2.5% of free cash flow (as defined) for each year from start-up until senior debt and subordinated loans have been fully reimbursed. Thereafter, Gécamines will be entitled to an annual dividend based on 10% of the average price realized for cobalt sold in a year in excess of $10.00 (adjusted for inflation) per pound in addition to any ordinary dividend received by Gécamines, providing that ordinary dividends are paid in such year.

CMD and the participating parties are to complete feasibility studies, carry out an environmental impact study, draw up an environmental management plan and obtain commitments for financing the Project, all within a time period of three years and six months from transfer date of the mining rights.

The Contract of Association is to be formally executed following approval by the GDRC cabinet.

(b) *Angola:*

During the year ended October 31, 2001, the Government of Angola awarded two licences to Endiama E.P. ("Endiama"), the Angola state mining company, for properties to be explored and developed with the Company's wholly owned subsidiary, IDAS Resources N.V. ("IDAS"), a Netherlands Antilles company. These properties are a prospecting licence which comprises approximately 2,690 km^2 in the Cuango River floodplain and an adjacent exploitation licence ("Camutue") which comprises approximately 246 km^2. Both licences are in the Provinces of Luanda-Norte and Malange, Angola.

During the year ended October 31, 2002, IDAS entered into a Heads of Agreement with Endiama and Twins Ltd. ("Twins"), a company representing private sector Angolan interests. The Heads of Agreement governs the ownership structure relating to the two licences in Angola and the obligations of the parties. The parties have agreed to the formation of a new company (now to be called "Luminas") which will exercise the mining rights. The financing of the project is to be undertaken by IDAS. IDAS is to own 51% of the share capital of Luminas for the period of time that any loans to Luminas by IDAS remain outstanding. Endiama will own 38% and Twins 11%. Once the loans have been repaid in full, IDAS is to own 49%, Endiama 38% and Twins 13%. IDAS has verbally agreed, and is in the course of formalizing arrangements with Twins to ensure IDAS' continued voting control of Luminas. The Heads of Agreement and a subsequent agreement entered into by the parties set out the repayment terms of the loans from cash flows and called for a minimum investment of $1,500,000 by IDAS for each of the two licences. IDAS will pay 10% of its dividends to Endiama during the first eighteen months of production. The board of directors of Luminas is to be comprised of five members of whom three will be nominated by IDAS. The parties are now to complete the text of a more detailed Prospecting Contract and Mining Contract for the respective licences and articles of association of Luminas which collectively will govern the project. In the subsequent discussions it has been verbally agreed that the board of directors of Luminas will be comprised of four members, of whom two will be nominated by IDAS, one by Twins and one by Endiama, and that IDAS plans to invest up to $5,000,000 in respect of the prospecting licence during the first five years.

IDAS is obliged to pay a net profits interest equal to 20% of the profits, to a maximum of $56,000,000, resulting from IDAS' share of income from operations of the Angola mineral properties. Profits means the actual and distributable proceeds received by IDAS from the properties, and will be calculated based on international generally accepted accounting principles.

Notes to Consolidated Financial Statements

5. Mineral properties (continued):

(c) Zambia:

The Company has a prospecting licence, which covers approximately 950 km^2, in the Solwezi District in the Republic of Zambia. The prospecting licence was renewed for a period of two years commencing on January 29, 2002. As indicated in note 2(e), it is the Company's policy to provide against capitalized mineral property costs where there is little prospect of future work on a property within a three year period unless there is persuasive evidence that an impairment allowance is not required. Accordingly, the Company wrote down the property to $1 during the year ended October 31, 2002 as it has not incurred any significant expenditures on the property since early in its 2000 fiscal year. The Company continues to hold the licence.

(d) Brazil:

(i) Chapada property:

The Chapada diamond property comprised approximately 677 hectares near Chapado dos Guimaraes in the State of Mato Grosso, Brazil.

On May 28, 2001, the Company signed a sale and purchase agreement for the sale of the Chapada mineral properties and plant, equipment and motor vehicles to Chapada Brasil Mineracao Limitada ("CBM"). The total consideration for the mineral properties was $550,000 to be received over six months from the date of the agreement. As the carrying value exceeded the fair value of this consideration, the Company wrote down the Chapada mineral properties by $468,257 during the second quarter of the 2001 fiscal year. The Company received $275,000 of the consideration during the year ended October 31, 2001 and $275,000 during the year ended October 31, 2002.

(ii) Santo Inacio properties:

The Santo Inacio diamond properties are approximately 1,380 hectares near Coromandel in the State of Minas Gerais, Brazil. During the year ended October 31, 1999, the Company wrote off all costs related to the Santo Inacio properties and certain other mineral properties in Brazil.

On July 18, 2001, the Company signed a sale and purchase agreement for the sale of the Santo Inacio mineral properties. The sale was made to a company controlled by a significant shareholder of the Company. Proceeds on sale of the mineral properties of $9,000 and a reimbursement to the Company of $4,316 of costs associated with the sale were received by the Company during the year ended October 31, 2002 following receipt of final regulatory approval from the Toronto Stock Exchange for the sale of the property.

Notes to Consolidated Financial Statements

6. Mineral property evaluation costs:

Amounts deferred in respect of mineral property evaluation costs consist of the following:

Democratic Republic of Congo - Kipushi evaluation costs:

	2003	2002
Balance, beginning of year	$ 4,269,478	$ 4,159,507
Consulting	-	1,155
Exploration office and accounting	15,273	17,540
Legal	43,689	38,831
Salaries	41,689	47,419
Travel	11,008	5,026
	111,659	109,971
Contribution from joint venture partner	(50,000)	-
Balance, end of year	$ 4,331,137	$ 4,269,478

Democratic Republic of Congo:

During the year ended October 31, 1996, the Company entered into a two year exclusive framework agreement (the "Gécamines Agreement") with Gécamines relating to the rehabilitation of the Kipushi zinc and copper mine in the southern region of the Democratic Republic of Congo. During the year ended October 31, 1998, the Company received confirmation from Gécamines that because delays have occurred in the research of the definition of the mining and metallurgical treatment phase of the project, requirements for the completion of feasibility studies by the Company will be delayed until a period of up to 12 months after the completion of this definition phase, such starting date to be agreed upon by the Company and Gécamines. This starting date has not yet commenced.

As part of the Gécamines Agreement, the Company has agreed to prepare, at its expense, feasibility studies covering the rehabilitation and resumption of production at the Kipushi Mine, various options for processing the copper-zinc ore, and an examination of the viability of the re-treatment of existing tailings. The Gécamines Agreement gives the Company the exclusive right to examine the Kipushi Mine, to enter into joint ventures for ore processing and tailings processing, and to make suitable arrangements for the resumption of production. The Gécamines Agreement does not give the Company any interests in the Kipushi Project. The Company will only acquire interests in the Kipushi Project if satisfactory results are obtained from the feasibility studies and if agreements, both satisfactory and conforming with the New Mining Code, can be negotiated with Gécamines and the Government of the Democratic Republic of Congo.

The agreement also specifies that the Company and Gécamines will collaborate on exploration and development over the area of certain Gécamines concessions.

On July 17, 2000, the Company entered into an option agreement (the "Option Agreement") with the Zinc Corporation of South Africa Limited, since renamed Kumba Base Metals ("Kumba"). Pursuant to the Option Agreement, Kumba had an option to elect to earn up to a 50% interest in the Kipushi Project. During the year ended October 31, 2001, following the performance of due diligence, Kumba exercised its option to participate in the Kipushi Project. On execution of the option, Kumba deposited the option fee of $100,000 into a joint account to meet expenditures incurred in negotiating commercial agreements between the Company, Kumba and Gécamines.

6. Mineral property evaluation costs (continued):

Democratic Republic of Congo (continued):

On January 30, 2002, the Company signed a joint venture agreement with Kumba whereby Kumba can earn up to 50% of the Company's interest in the Kipushi Project by incurring $3,500,000 of expenditures on the Project, including the conducting of feasibility studies. Kumba is not obliged to conduct the feasibility studies until commercial agreements for the rehabilitation and resumption of the Kipushi Mine have been entered into between the Company, Kumba and Gécamines, security of tenure is achieved via an agreement with Gécamines, and Governmental approval is received. During 2003, Kumba deposited a further $100,000 into the joint venture account to meet expenditures incurred towards achieving such an agreement. Kumba will be required to fund the $3,500,000 of expenditures, less already recognized expenditures of $300,000 by Kumba, over a 28 month period commencing with the completion of these items, which must be no later than September 30, 2004, otherwise the agreement will terminate.

7. Convertible loan:

In May 2001, the Company reached a settlement agreement in respect of advances to a third party aggregating $800,000 (the "Convertible Loan") for final settlement of the Convertible Loan. Under the agreement, the Company received $320,000 in cash in June, 2001, and all other rights and obligations of both parties under all previous agreements were then terminated. As the carrying value exceeded this final settlement, the Company wrote down the Convertible Loan by $480,000 to $320,000 during the year ended October 31, 2001.

8. Investment in joint venture:

Amounts included in these financial statements related to the Company's interest in the Congo Mineral Developments Limited joint venture are as follows:

	2003	2002
Cash and cash equivalents	$ -	$ -
Loan receivable	-	-
Mineral properties	-	-
Current liabilities	-	-
Loan payable	-	-
Cash flows from investing activities	-	(517,851)

Notes to Consolidated Financial Statements

9. Share capital:

(a) Authorized:

Unlimited common shares without par value.

(b) Issued:

	Number of shares	Amount
Balance, October 31, 2001	32,197,355	$ 39,243,378
Shares released from escrow and returned to treasury (note 13(b))	(64,535)	-
Balance, October 31, 2002	32,132,820	39,243,378
For private placement, net of issuance costs *(i)*	4,000,000	1,187,892
For prospectus, net of issuance costs *(ii)*	25,212,000	18,470,503
For warrants exercised *(i)*	700,000	392,054
Balance, October 31, 2003	62,044,820	$ 59,293,827

(i) In May 2003, the Company completed the placement of 4,000,000 units at a price of CDN$0.45 each, for gross proceeds of CDN$1,800,000. Each unit comprises one common share and a warrant to purchase one additional common share at a price of CDN$0.75 each. The warrants will expire after five years, and are subject to an accelerated expiry period of 45 days, should the Company's shares trade for 20 consecutive trading days commencing after November 21, 2003 at a weighted average trading price of CDN$1.10 or more. A cash finder's fee of 5% of the financing was paid. In September 2003, 700,000 of these warrants were exercised for proceeds of CDN$525,000.

Subsequent to October 31, 2003, 1,575,000 warrants were exercised for proceeds of CDN$1,181,250. In addition, the accelerated expiry period was triggered as a result of the Company's shares trading for 20 consecutive trading days commencing after November 21, 2003 at a weighted average trading price of CDN$1.10 or more, since when a further 1,525,000 warrants have been exercised and proceeds of CDN$1,143,750 recieived. The expiry date of the remaining 200,000 unexercised warrants is now February 2, 2004.

(ii) In September 2003, the Company completed a prospectus offering of 25,212,000 common shares of the Company at a price of CDN$1.10 per common share (or £0.50 per common share in the United Kingdom and other European jurisdictions) and applied for all the existing and to be issued common shares of the Company to be admitted to the Alternative Investment Market ("AIM") of the London Stock Exchange plc. The prospectus closed for net proceeds to the Company of $18,470,503. As part of the prospectus, the Company issued broker warrants to purchase an additional 1,260,600 common shares at a price of CDN$1.10 per common share exercisable until September 25, 2004. Subsequent to October 31, 2003, 510,600 warrants were exercised for proceeds of CDN$561,660.

(c) Share purchase warrants:

Balance, October 31, 2002	Issued	Exercised	Balance, October 31, 2003	Exercise price $CDN	Expiry date
3,550,000	-	-	3,550,000	CDN$3.50	October 4, 2004 or earlier in certain circumstances
-	4,000,000	(700,000)	3,300,000	CDN$0.75	February 2, 2004
-	1,260,600	-	1,260,600	CDN$1.10	September 25, 2004
-	1,647,836	-	1,647,836	CDN$0.75	February 12, 2008
3,550,000	6,908,436	(700,000)	9,758,436		

9. Share capital (continued):

(c) *Share purchase warrants (continued):*

(i) 3,550,000 warrants were issued during the year ended October 31, 1999. Each warrant may be exercised by the holder at any time up to and including October 4, 2004 into one common share of the Company by payment of CDN$3.50 per share. In addition, each warrant must be exercised by the holder into one common share of the Company by payment of CDN$3.50 per share no later than 30 days after the satisfaction of certain conditions. The principal conditions include the issuance of Presidential decrees by the President of the Democratic Republic of Congo ratifying various agreements governing the development of the Kolwezi Tailings Project and provided that within 90 trading days following the satisfaction of all other conditions the weighted average share price of all trades of the Company's shares on the Toronto Stock Exchange for any period of 30 consecutive trading days is CDN$3.20 per share or more. In the event that the Company issues further equity securities prior to the exercise of the warrants, the subscriber will be provided with the opportunity to subscribe for such number of shares as will result in the subscriber immediately following the further issue holding such percentage of the issued shares as is equal to the percentage of issued shares held by the subscriber immediately prior to such further issue.

(ii) The Company has granted each of the IFC and the IDC (see note 5(a)) a warrant to purchase 823,918 common shares of the Company at a price of CDN$0.75 per share at any time between February 12, 2004 and February 12, 2008. The number of shares that may be purchased under each of the warrants may be increased by a maximum of 166,152 shares were all share purchase entitlements existing at February 12, 2003 and still outstanding at October 31, 2003 to be exercised in full.

Warrants to purchase 329,567 shares for each of IFC and IDC vested on signing the agreement. The remaining warrants vest in two tranches upon reaching certain milestones in the Kolwezi Tailings Project. The fair value of the warrants is being recorded upon vesting using the Black-Scholes option pricing model. The warrants vested during the year ended October 31, 2003 have an estimated value of $225,000 assuming an expected life of 5 years, volatility of 136%, no dividend yield, and a risk free interest rate of 4.23%. This fair value amount is included in consulting costs deferred in mineral properties and in contributed surplus.

(d) *Share options:*

On January 12, 1998 the Company adopted a stock option plan (the "Plan"), which was subsequently amended on April 29, 1999 and on September 16, 2003. Under the Plan, the Board has sole discretion to award up to 5,600,000 options to directors and employees.

The Plan states that:

- the number of shares reserved for issuance pursuant to stock options granted to insiders may not exceed 10% of the Company's issued and outstanding share capital;
- the issuance to any one insider and such insider's associates, within a one year period, of a number of shares cannot exceed 5% of the Company's issued and outstanding share capital;
- the option exercise price shall not be less than the market value of the Company's shares at the date of grant; and
- the maximum term of options granted is 10 years.

Effective September 16, 2003, the Plan was amended to allow a cashless exercise of the options. Under this amendment, an option holder, rather than exercise options which he or she is entitled to exercise, may elect to terminate any such options, in whole or in part, and, in lieu of receiving shares to which the terminated options relate (the "Designated Shares"), receive that number of shares, which, when multiplied by the weighted average trading price of the shares on the Toronto Stock Exchange during the five trading days

Notes to Consolidated Financial Statements

9. Share capital (continued):

(d) Share options (continued):

immediately preceding the day of termination (the "Fair Value" per share) of the Designated Shares, has a total dollar value equal to the number of Designated Shares multiplied by the difference between the Fair Value and the exercise price per share of the Designated Shares.

The Plan terminates on March 19, 2007. However, the Board may terminate the Plan prior to this date providing that the termination does not alter the terms or conditions of any option granted prior to the termination.

Details of options granted are as follows:

	Number of options	Weighted average price (CDN$)
Balance, October 31, 2001	2,293,500	$ 0.97
Cancelled / expired	(23,500)	(0.60)
Balance, October 31, 2002	2,270,000	0.98
Granted	886,000	0.89
Cancelled / expired	(225,000)	(2.29)
Balance, October 31, 2003	2,931,000	$ 0.85

The following table summarizes information about the stock options outstanding at October 31, 2003:

Exercise price (CDN$)	Number	Weighted average remaining life	Weighted average exercise price (CDN$)
$0.60	1,220,000	1.95 years	$ 0.60
$0.75	586,000	4.47 years	0.75
$1.10	800,000	0.50 years	1.10
$1.21	275,000	4.93 years	1.21
$2.15	50,000	0.75 years	2.15
	2,931,000	2.32 years	$ 0.85

As at October 31, 2003, 2,718,000 options were vested with a weighted average exercise price of CDN$1.02. Options vest at various dates over their period of grant.

On December 16, 2002, the Company granted 25,000 options exercisable at CDN$0.60 per share and 36,000 options exercisable at CDN$0.75 per share all expiring on February 19, 2007.

On May 16, 2003, the Company granted 550,000 options exercisable at CDN$0.75 per share expiring on May 15, 2008.

On October 3, 2003, the Company granted 275,000 options exercisable at CDN$1.21 per share expiring on October 2, 2008.

Also during the year, directors holding a total of 215,000 options left the Company. The expiry dates for these options was adjusted to one year after the date that they left their respective positions.

Notes to Consolidated Financial Statements

9. Share capital (continued):

(d) Share options (continued):

Subsequent to October 31, 2003, a total of 40,000 options were exercised using the cashless exercise arrangement, resulting in the issuing of a total of 20,991 shares. In addition, a total of 115,000 options were exercised in the conventional manner for total proceeds of CDN$69,000.

Also subsequent to October 31, 2003, the Company granted 610,000 options exercisable at CDN$1.50 per share expiring on November 23, 2008. A total of 430,000 options vest immediately on granting. The remaining 180,000 options vest on November 24, 2004.

The stock-based compensation reflected in the financial statements was calculated using the Black-Scholes option pricing model assuming risk free interest rates ranging from 2.23% to 2.86%, a dividend yield of nil, an expected volatility ranging from 116% to 140%, and expected lives of stock options ranging from six months to three and a half years. The fair value of options existing as at September 16, 2003, the date of the amendment to the option plan to allow a cashless exercise, has been included in stock-based compensation as, for accounting purposes, these options are accounted for as new grants.

(e) Contributed surplus:

Granting of IFC and IDC warrants (note 9(c)*(ii)*)	$ 225,000
Stock-based compensation (note 9(d))	1,870,310
	$ 2,095,310

10. Income taxes:

Substantially all of the difference between the actual income tax expense (recovery) of nil and the expected statutory corporate income tax recovery relates to losses not recognized.

The tax effect of the significant temporary differences that would comprise future tax assets and liabilities at October 31, 2003 are estimated as follows:

Future income tax assets:	
Non-capital loss carry forwards	$ 5,207,000
Deferred mineral property expenditures	3,041,000
Property, plant and equipment	117,000
Share issue costs	235,000
Total gross future income tax asset, before valuation allowance	8,600,000
Valuation allowance	(8,600,000)
Net future income tax assets	$ -

10. Income taxes (continued):

The Company has non-capital losses carried forward in Canada of approximately $14.0 million, which are available to reduce future years' income for income tax purposes. These non-capital loss carry forwards expire as follows:

2004	$ 1,619,000
2005	1,701,000
2006	3,136,000
2007	2,106,000
2008	1,615,000
2009	1,808,000
2010	2,050,000
	$ 14,035,000

In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The amount of the future tax asset considered realizable could change materially in the near term based on future taxable income during the carry forward period.

11. Related party transactions:

During the year ended October 31, 2003, the Company has paid or accrued an aggregate of $90,621 (2002 - $99,958; 2001 - $97,843) for legal services to law firms in which a director of the Company was a partner during the year.

During the year ended October 31, 2001, the Company agreed to sell the Santo Inacio property to a significant shareholder. The sale of the Santo Inacio property completed during the year ended October 31, 2002, as described in note 5(d)*(ii)*.

12. Segmented information:

The Company's operations are primarily directed towards the acquisition, exploration and development of mineral resource properties and represent a single reportable segment. All material revenues of the Company are attributable to the corporate head office. Property, plant and equipment, which includes mineral properties and mineral property evaluation costs, by geographic area are as follows:

	2003	2002
Democratic Republic of Congo	$ 6,103,447	$ 4,487,472
Angola	719,595	402,738
Zambia	1	1
United Kingdom	17,207	24,256
	$ 6,840,250	$ 4,914,467

Notes to Consolidated Financial Statements

13. Commitments and contingencies:

In addition to commitments and contingencies disclosed elsewhere in these financial statements, the Company is subject to the following items:

(a) Commitments:

The Company is committed to payments under an operating lease for office premises through to March 2008 of approximately $80,000 per year.

The Company may be required to reimburse external and out of pocket costs of IFC and IDC if they do not exercise their options due to certain circumstances. The repayment would be in the form of cash or shares of the Company, at the Company's discretion.

(b) Contingency:

The Company agreed when it acquired IDAS (note 5(b)) to assume certain liabilities claimed by the former IDAS shareholders, subject to their verification by audit, agreement or arbitration. Certain of the Company's shares were issued to the former IDAS shareholders, as an advance payment on such debt and put in escrow, pending the outcome of the audit, agreement or arbitration. Although the Company issued shares as payment for part of this debt, the Company has disputed a significant portion of the amount claimed as owing to the former IDAS shareholders.

As at October 31, 2003, 13,078 shares of the Company issued to settle this debt are held in escrow (2002 - 13,078) and the Company has not accrued in these financial statements for debts claimed by the former IDAS shareholders, aggregating approximately $246,000 (2002 - $246,000) as the Company has not been able to verify the debts.

14. Reconciliation to United States generally accepted accounting principles ("US GAAP"):

These financial statements have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). A reconciliation of material measurement differences under US GAAP or from practices prescribed by the Securities and Exchange Commission ("SEC") follows:

(a) Stock-based compensation:

For Canadian GAAP, effective November 1, 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to the accounting for stock-based compensation and other stock-based payments. The new recommendations are applied prospectively. As a result of the amendment on September 16, 2003 to the stock option plan to allow a cashless exercise of options (see note 9(d)), the Company expenses all stock-based payments granted on or after November 1, 2002, using the fair value method. As a result of applying this method, the Company has recorded stock-based compensation expense under Canadian GAAP of $1,870,310 for the year ended October 31, 2003 (2002 - nil; 2001 - nil).

For US GAAP, the Company accounts for stock-based compensation provided to employees by the intrinsic value method and to non-employees by the fair value method. Pursuant to the Financial Accounting Standards Board EITF 00-23, Issue 31, certain options to employees granted or modified after January 18, 2001 are accounted for as variable options as the exercise price of the options is denominated in a currency (CDN$) other than the currency of the primary economic environment of either the employer or employee. The effect of variable option accounting is that a compensation expense is recorded in each period for these options to the extent that the market price of the Company's shares as at each period end exceeds the exercise price, with changes in value recognized in the determination of income. The stock-based compensation expense in respect of variable options under US GAAP, for the year ended October 31, 2003, would be $828,220. As the market price at October 31, 2002 and 2001 was not greater than the exercise price of these options, the compensation expense for the years ended October 31, 2002 and 2001 for these options is nil for US GAAP purposes.

Notes to Consolidated Financial Statements

14. Reconciliation to United States generally accepted accounting principles ("US GAAP") (continued):

(a) Stock-based compensation (continued):

Stock options granted to non-employees for services rendered to the Company are accounted for under US GAAP based on the fair value of the stock options granted and are measured and recognized as the services are provided and the options are earned. The stock-based compensation expense in respect of stock options to non-employees under US GAAP, based upon the fair value of the options using an option pricing model, was $11,442 for the year ended October 31, 2001 (2003 and 2002 - nil) and would be a cumulative amount of $205,553 from the year of adoption of FAS 123 to October 31, 2003. The significant assumptions used to estimate the market value of the options in the year ended October 31, 2001 included a risk free rate of return of 4.5%, a weighted average expected life of 4 years, expected volatility of 162% and expected dividends of nil.

The differences between the application of the fair value method for Canadian GAAP and the intrinsic value and fair value methods, as appropriate, for US GAAP would result in reduction in stock-based compensation of $1,042,090 for the year ended October 31, 2003, no change for the year ended October 31, 2002, an increase of $11,442 for the year ended October 31, 2001 and a cumulative reduction of $836,537 as at October 31, 2003 (2002 - $205,553 increase).

With respect to escrowed shares, US GAAP generally considers escrowed shares to be a compensatory arrangement between the Company and the holder of the shares. Accordingly, the difference between the market value of escrowed shares at the time the shares are eligible for release from escrow and the issue price of the shares is recognized and charged to operations as compensation expense in the period the escrowed shares are eligible for release from escrow. 375,000 common shares of the Company in escrow at October 31, 1997 became eligible for release during fiscal 1997 and therefore, $1,593,989 was charged to operations for US GAAP purposes in 1997. No charge was made or required under Canadian GAAP.

(b) Proportionate consolidation:

US GAAP requires that investments in joint ventures be accounted for under the equity method. As the Company's investment in the CMD joint venture was accounted for using the proportionate consolidation method, a difference would exist in the classification or display that would result from applying the equity method until May 31, 2002 (see notes 2(a) and 5(a)). However, rules prescribed by the SEC permit the Company, in the reconciliation to US GAAP, to omit differences in classification or display that result from using proportionate consolidation as the joint venture is an operating entity, and the significant financial operating policies are jointly controlled by all parties having an equity interest in the joint venture. The SEC has proscribed the disclosure of certain information with respect to the joint venture. This information is set out in note 8.

(c) Impairment of long-lived assets and long-lived assets to be disposed of:

US GAAP requires that the carrying value of long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the Company is to estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. SEC staff have interpreted US GAAP to require that mineral property exploration and land use costs be expensed as incurred until commercially mineable deposits are determined to exist within a particular property as cash flows cannot be reasonably estimated prior to such determination. Accordingly, for US GAAP purposes, the Company has expensed all mineral property exploration costs, land use costs and mineral property evaluation costs as incurred.

For Canadian GAAP, cash flows relating to mineral property exploration and land use costs are reported as investing activities. For US GAAP, these costs would be characterized as operating activities.

14. Reconciliation to United States generally accepted accounting principles ("US GAAP") (continued):

(d) *Shareholder contributions:*

During the year ended October 31, 1999, long-term debt payable of $375,000 to a significant shareholder was settled by the issuance of common shares. For Canadian GAAP purposes, the carrying value of the debt has been assigned to the shares issued. For US GAAP purposes, the fair value of the shares at the settlement date, being $94,984, would be assigned to the shares issued. The resulting gain of $280,016 would be recognized as a capital contribution since the creditor was a significant shareholder. As the resulting effect is a transaction within shareholders' equity, this difference is not presented separately in the attached tables.

(e) *Reconciliation:*

The effect of the measurement differences between Canadian GAAP and US GAAP (including practices prescribed by the SEC) on the consolidated balance sheets, statements of operations and cash flows is summarized as follows:

(i) Assets:

	2003	2002
Assets, under Canadian GAAP	$ 26,396,636	$ 7,179,570
Adjustment for mineral property exploration and development (c)	(6,814,540)	(4,868,903)
Assets, under US GAAP	$ 19,582,096	$ 2,310,667

(ii) Share capital and contibuted surplus:

	2003	2002
Share capital and contributed surplus, under Canadian GAAP	$ 61,389,137	$ 39,243,378
Adjustment for stock-based compensation for non-employees (a)	(836,537)	205,553
Adjustment for escrow shares (a)	1,593,989	1,593,989
Share capital, under US GAAP	$ 62,146,589	$ 41,042,920

(iii) Deficit:

	2003	2002
Deficit, under Canadian GAAP	$(35,919,667)	$(32,381,088)
Adjustment for stock-based compensation for non-employees (a)	836,537	(205,553)
Adjustment for escrow shares (a)	(1,593,989)	(1,593,989)
Adjustment for mineral properties and mineral property evaluation costs (c)	(6,814,540)	(4,868,903)
	$ (43,491,659)	$ (39,049,533)

Notes to Consolidated Financial Statements

14. Reconciliation to United States generally accepted accounting principles ("US GAAP") (continued):

(e) Reconciliation:

(iv) Loss and loss per share for the year:

	Years ended October 31,		
	2003	2002	2001
Loss for the year, under Canadian GAAP	$ (3,538,579)	$ (3,533,074)	$ (2,791,060)
Adjustment for stock-based compensation for non-employees (a)	1,042,090	-	(11,442)
Adjustment for mineral properties and mineral property evaluation costs (c)	(1,945,637)	1,214,982	(138,165)
Loss for the year, under US GAAP	$ (4,442,126)	$ (2,318,092)	$ (2,940,667)
Basic and diluted loss per share, under US GAAP	$ (0.12)	$ (0.07)	$ (0.09)
Weighted average number of common shares outstanding	37,116,816	32,119,742	32,119,742

(v) Cash used in operating activities:

	Years ended October 31,		
	2003	2002	2001
Cash used in operating activities, under Canadian GAAP	$ (1,130,707)	$ (1,900,274)	$ (2,582,778)
Mineral properties and mineral property evaluation costs (c)	(1,707,093)	(1,470,830)	(2,069,173)
Cash used in operating activities, under US GAAP	$ (2,837,800)	$ (3,371,104)	$ (4,651,951)

(vi) Cash used in investing activities:

	Years ended October 31,		
	2003	2002	2001
Cash used in investing activities, under Canadian GAAP	$ (1,717,473)	$ (1,465,384)	$ (1,755,199)
Mineral properties and mineral property evaluation costs (c)	1,707,093	1,470,830	2,069,173
Cash provided by (used in) investing activities, under US GAAP	$ (10,380)	$ 5,446	$ 313,974

Forward Looking Statements

This report contains "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, concerning, among other things: the Company's plans for the Kolwezi Tailings Project, the Kipushi Project and the Angolan diamond project; the estimates of quantities of metals that will be found to be present in mineral deposits; the economic viability of the Company's mineral deposits; and the Company's plans for future growth and future debt and equity financings. Forward-looking statements are subject to risks and uncertainties that could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to: the interpretation of mineral exploration and development results, with respect to the geology, grade and continuity of mineral deposits; the potential for delays in the completion of feasibility studies; results of initial feasibility, prefeasibility and feasibility studies; the failure to obtain adequate financing on a timely basis; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; commodity price fluctuations; political risks involving operations in Democratic Republic of Congo and Angola; and other risks and uncertainties, including those described in the Company's Annual Reports on Form 20-F and reports on Form 6-K, filed with the SEC and the Company's Annual Information Forms filed with the Ontario Securities Commission, all of which reports are incorporated herein by reference. Forward-looking statements are based on the beliefs, estimates and opinions of management at the date the statements are made. The Company does not undertake to update forward-looking statements if management's beliefs, estimates or opinions or other circumstances should change.

Board of Directors

Bernard Vavala (American)
Director and Chairman of the board

Tim Read (British)
Director, President and Chief Executive Officer

Bernard Pryor (Australian)
Director and Chief Operating Officer

Paul MacNeill (Canadian)
Director and Secretary

John Bentley (British)
Director

Etienne Denis (Belgian)
Director

Patrick Walsh (Canadian)
Director

Corporate Data

Head Office
St George's House
15 Hanover Square
London W1S 1HS
Tel: (44) 20 7355-3552
Fax: (44) 20 7355-3554
e-mail: london@am-min.com
www.am-min.com

Stock Exchanges

Toronto – Symbol AMZ
AIM – Symbol AMF

Share issued and outstanding at 31st Oct 03

62,044,820

Corporate Counsel

MacNeill Law
950 – 1055 West Georgia Street
Vancouver, BC
V6E 3P3
Tel: (604) 661-7535
Fax: (604) 639-0484

Auditors

KPMG LLP Chartered Accountants
900 – 777 Dunsmuir Street
Vancouver, B.C. V7Y 1K3 Canada
Tel: (604) 691-3000
Fax: (604) 691-3031

Transfer Agent

Computershare Trust Company of Canada
510 Burrard Street
Vancouver, BC
Canada, V6V 3B9
Tel: (604) 661-9400
Fax: (604) 669-1548

Nominated Advisor and Broker

Canaccord Capital (Europe) Limited
1st Floor Brook House
27 Upper Brook Street
London W1K 7QF
Tel: (44) 20 7518-2777
Fax: (44) 20 7518-2778

AMERIC
MINERA
FIELDS INC



For further information please contact:

Investor Relations:
Martti Kangas
Equicom Group Inc
20 Toronto Street
Suite 530
Toronto, Ontario
Canada
M5C 2B8
Tel: (416) 815-0700 ext 243
1-800-385-5451
e-mail: mkangas@equicomgroup.com

Simon Robinson / Justine Howarth
Parkgreen Communications Limited
1st Floor, Ireland House
150 New Bond Street
London W1S 2AQ
Tel: (44) 20 7493-3713
Fax: (44) 20 7491-3936
e-mail: justinehowarth@parkgreenmedia.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

America Mineral Fields Inc.
(Registrant)

Date February 24, 2004

By: /S/
(Print) Name: Paul C. MacNeill
Title: Director